UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the meeting of the Board of Directors
2. Shareholders’ Meeting Manual
3. Remote voting form – Annual General Shareholders’ Meeting
4. Remote voting form – Extraordinary Shareholders’ Meeting

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on March 14, 2025)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

March 14, 2025, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mrs. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; and (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto.

Matters discussed and resolutions:

  Pursuant to Article 27, item “i” of the Company’s Bylaws, the members of the Board of Directors discussed and defined the composition of the slate of candidates, to be proposed by this Board, for election of the members of the Board of Directors to be held at the next Annual General Shareholders’ Meeting of the Company.

The Board of Directors, after analysis and confirmation of the adherence by each candidate to the position of member of the Board of Directors to the Corporate Nomination Policy for members of the Board of Directors; and the reasons, in light of the provisions of the Novo Mercado Regulation and declaration of independence presented by each candidate, whereby the qualification of each candidate as independent director is verified, indicates the following slate:

Independent candidates:

Fábio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

Jorge Marques de Toledo Camargo

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Vânia Maria Lima Neves

Non-independent candidates:

Marcos Marinho Lutz

Peter Paul Lorenço Estermann

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2. Considering the provisions of Article 19, paragraph 2, of the Company’s Bylaws, the Board of Directors authorizes the disclosure of the appointed slate and of the qualification and experience of the candidates, as well as all the documents required by the applicable legislation and by the Company’s Bylaws, along with the other materials concerning to the Annual General and Extraordinary Shareholders’ Meeting, to be held on April 16, 2025, as resolved at the Board of Directors meeting on February 26, 2025.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo - Secretary of the Board of Directors

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Shareholders’ Meeting Manual

Annual and Extraordinary General Shareholders’ Meeting

of April 16th, 2025

Digital-only meeting

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5	Message from the Chairman of the Board of Directors
6	Invitation letter
7	Call notice
10	Additional procedures
11	Management proposal for matters to be discussed in the Annual and Extraordinary General Shareholders’ Meeting, including:
16	Exhibit I – Report on the source and rationale for the proposed amendments to the Bylaws of Ultrapar Participações S.A.
55	Exhibit II – Financial statements referring to the fiscal year ended on December 31, 2023, including (i) the Management Report of the fiscal year ended on December 31, 2023; (ii) Report from our Independent Auditors and (iii) Opinion from our Fiscal Council
56	Exhibit III – Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form
74	Exhibit IV – Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22
79	Exhibit V – Information regarding the candidates for members of the Fiscal Council, pursuant to items 7.3 to 7.6 of the Reference Form and to the New Market Regulation
90	Exhibit VI – Information about the management compensation, under the terms of item 8 of the Reference Form
119	Exhibit VII – Proposal to increase Ultrapar's capital stock
123	Model for power of attorney

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MESSAGE FROM MANAGEMENT

In 2024, Ultrapar had another year of significant progress. Despite the volatility and uncertainties, our three main businesses delivered good operational results. We highlight the continued growth of Ultragaz and Ultracargo, and the resilience of Ipiranga, even in an environment of significant unlawful practices in the fuel market.

The strong operational cash generation allowed the Company to maintain its financial leverage ratio at comfortable levels, even with higher levels of organic investments for the expansion of existing businesses and the acquisition of a significant equity stake in Hidrovias do Brasil.

We invested R$ 2.2 billion in 2024, allocating R$ 1.3 billion (59%) for expansion and R$ 900 million for the maintenance. We also invested R$ 1.8 billion to acquire a 42% stake in Hidrovias do Brasil, including the resources of the instrument of advance for future capital increase, our largest capital allocation in a single asset in the past 10 years, aiming at the long-term value generation potential of the company. We also acquired a stake in Witzler for R$ 124 million, which complemented our portfolio of energy solutions at Ultragaz by integrating a renewable energy trader.

We celebrated 25 years as a publicly traded company by launching our new brand, reflecting our essence and important attributes that drive us towards the future. We evolved our governance model by establishing Boards of Directors in the business, providing greater agility, autonomy, and accountability in each business, as well as efficiency and influence in performance tracking. These actions reaffirm and consolidate the Company strategy as a shareholder and capital allocator focused on long-term value generation and solid governance, allowing the Ultrapar Board of Directors discussions to focus on capital allocation, portfolio management, and talent development aligned with our corporate culture.

As part of our succession plan, we announced the planned transition process for the roles of Chief Executive Office and Chief Financial and Investor Relations Officer, set to be concluded in April 2025.

Additionally, we advanced in our sustainability journey, a key component of Ultrapar's strategy and the basis for updating our 2030 ESG plan, which will be completed in 2025.

We ended 2024 with net revenue of R$133 billion, 6% higher than in 2023. We achieved a recurring EBITDA of R$ 5.4 billion and net income of R$ 2.5 billion, of which R$ 769 million will be distributed as dividends to shareholders.

We announced our investment plan for 2025, totaling R$ 2.5 billion. The amount allocated for business expansions is R$ 1.5 billion of the total and includes projects at Ipiranga, Ultragaz, and Ultracargo. The remaining will be directed to asset maintenance, safety, service station upgrades, acquisition of bottles, and investments in technology, particularly the ERP replacement at Ipiranga.

We entered 2025 in a challenging global environment, marked by geopolitical tensions, high interest rates, and economic instability. However, we are prepared to face these challenges and seize opportunities with an engaged leadership team and strengthened businesses, continuing our growth and value-creation journey. We thank our customers, suppliers, shareholders and other stakeholders for the trust and partnership in the continuous evolution of the Company. In particular, we thank all our employees for their dedication, commitment and achievements throughout the year.

Jorge Marques de Toledo Camargo	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer

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INVITATION LETTER

Dear Shareholders,

It is a pleasure to invite you to participate in the Shareholders' Meeting of Ultrapar, to be held on April 16th, 2025, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

All Ultrapar shareholders (including holders of common shares in the form of ADRs) will be able to vote on all matters of the agenda. Each common share gives the right to one vote in the Meeting’s resolutions. ADR holders must vote as determined in a communication to be released by the depositary under the terms of the deposit agreement.

This document aims to clarify and guide the resolutions to be taken and the procedures necessary for your attendance or representation in the Meeting.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br.

We count on your participation,

Jorge Marques de Toledo Camargo
Chairman of the Board of Directors

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting that shall be held exclusively in digital form on April 16th, 2025 (“Meeting”), at 2:00 p.m. (Brazil time), pursuant to the terms of CVM Resolution 81/22 (“RCVM 81”), without prejudice of the use of remote voting form, to discuss the following Agenda:

At the Annual General Shareholders’ Meeting:

  Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2024, together with the report from the Independent Auditors and the opinion from the Fiscal Council;
  Allocation of net income for the fiscal year ended on December 31st, 2024;
  Establishment of the number of members to be elected to the Board of Directors;
  Election of the slate that will compose the Board of Directors; and
  Establishment of the Management's global compensation.

At the Extraordinary General Shareholders’ Meeting:

  Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014;
  Approval of the Company's capital increase, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of article 5 of the Bylaws in force;
  Approval of the amendment to the powers of the Company's Board of Directors, as detailed in the Management Proposal disclosed to the market on this date, with the consequent amendment of the Company's Bylaws; and
  Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

Election of members of the Board of Directors – Procedure for requesting multiple voting

The minimum percentage of voting capital required to request the adoption of the multiple voting process for the election of members of the Board of Directors is 5% of the common shares, in accordance with CVM Resolution 70/22.

Pursuant to the Company's Bylaws and Law No. 6,404/76 (“Brazilian Corporate Law”), this faculty must be exercised up to 48 hours prior to the Meeting.

Fiscal Council – Procedure for installation

Given the non-permanent nature of the Company's Fiscal Council and that the term of office of the current members ends on the date of the Meeting, the minimum percentage required to request the installation of the Fiscal Council is 2% of the voting share capital.

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Attendance at the Meeting

The shareholders of the Company – including holders of American Depositary Receipts (“ADRs”) under the terms described below –, may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company’s Bylaws.

The quality of shareholder may be proven upon submission of the statement issued by the institution providing bookkeeping services of the Company's shares or the custodian institution, with the number of shares included therein. The non-submission of the proof of shareholder ownership does not prevent the shareholder from participating in the Meeting, so the Company will carry out the proof based on the ownership records held by it.

The Company will adopt the remote voting system for this Meeting, in accordance with the Brazilian Corporate Law and RCVM 81, allowing its shareholders to send, through their respective custody agents or bookkeeping institution or directly to the Company, a remote voting form for the Meeting, as provided by the Company together with other documents to be discussed at the Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Annual and Extraordinary General Shareholders’ Meeting Manual. The remote voting forms submitted by the shareholders by virtue of the first call of the Meeting shall be deemed valid for the second call, if any, under the terms of RCVM 81.

Pursuant to the terms of RCVM 81 and 204/24, the Meeting shall be held exclusively in digital form, with a guarantee of the participation and voting rights of the shareholders, considering that the technology currently available allows digital meetings to be held safely for shareholders and at a lower cost for the Company. The Meeting will be held through a digital platform (“Platform”), so the shareholders shall attend the Meeting solely by means of the following:

(a) through remote voting form, which detailed guidelines with respect to the necessary documentation for remote voting are included in such form; and

(b) through the Platform, in person or by attorney-in-fact duly appointed, and the shareholder: may (i) solely attend at the Meeting, regardless of the submission of the remote voting form; or (ii) attend and vote at the Meeting; in this case, provided that eventual votes issued by the shareholder through the remote voting form shall be disregarded.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16th, 1999 (“Deposit Agreement”). Voting procedures with respect to the ADRs shall be specified in a communication to be sent to ADRs holders by the depositary, pursuant to the Deposit Agreement.

Under the terms of RCVM 81, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an email to the Company at invest@ultra.com.br, until 2:00 p.m. (Brazil time) on April 14th, 2025, requesting participation, specifying the contact phone number and email address of the participant, and submitting the documents listed below:

Individual shareholder

  Copy of identification document with photograph (ID, foreign national’s residence ID, driver’s license, officially recognized professional class ID or passport, for foreigners); and
  Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.

Corporate shareholder

  Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers’ election minutes and/or power of attorney);
  Copy of identification document with photograph(s) of the legal representative(s); and
  Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.
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Investment funds

  Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
  Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom a power of attorney was granted; and
  If the representative or attorney-in-fact is a legal entity, the documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

In addition, on an exceptional basis, the Company will accept that the shareholders submit the necessary representation documents, as referred above, solely in digital means, without registry before the notary office or notarized copies, in PDF format. Ultrapar shall accept the powers of attorneys signed physically or digitally by means of a digital certificate (ICP-Brazil).

Access to the Platform will not be admitted to shareholders who do not submit the necessary participation documents within the period provided for herein.

Upon receipt of the request, accompanied by the necessary documents required to participate in the Meeting, the Company shall submit the link and instructions to access the Platform to the shareholders or, however the case may be, their legal representatives or attorneys-in-fact to the email address indicated by the shareholder. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent their attendance at the Shareholders’ Meeting.

Availability of documents and information

Pursuant to Ultrapar’s Bylaws and RCVM 81, the documents and information related to the matters to be deliberated upon, as well as the Annual and Extraordinary General Shareholders’ Meeting Manual, the remote voting form and other relevant documents for the exercise of the voting right at the Meeting were filed with the Brazilian Securities and Exchange Commission (“CVM”) and are available at the website of CVM (www.cvm.gov.br), Company’s headquarters, website of B3 (www.b3.com.br) and Company’s website (ri.ultra.com.br).

São Paulo, March 14th, 2025.

Jorge Marques de Toledo Camargo
Chairman of the Board of Directors

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ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs, which will be represented exclusively as indicated in the Call Notice), provides at the end of this Manual a power of attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Shareholders’ Meeting, at no cost and strictly in accordance with the powers granted therein. If shareholders (excluding holders of common shares in the form of ADRs) choose to be represented at the Shareholders’ Meeting using the model provided by the Company, the power of attorney must include all the attorneys-in-fact listed in the model of the power of attorney.

The Company will allow shareholders to submit the necessary representation documents, as indicated in the Call Notice, digitally in PDF format, signed physically or digitally through a digital certificate (ICP-Brazil), without registry before the notary office or notarized copies.

In the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if source language of the document is English or Spanish,

Pursuant to article 6, paragraph 3 of RCVM 81, access to the Platform will not be admitted to shareholders who do not submit the participation documents specified in the Call Notice within the period established therein.

Upon receipt of the request, accompanied by the necessary documents to participate in the Meeting, the Company shall submit the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact, to the email indicated by the shareholder. Such information is personal and not transferrable, and shall not be shared, subject to penalty of liability.

The shareholder who participates through the Platform will be considered present at the Meeting, being able to exercise their respective voting rights, and subscribe the respective Minutes of the Meeting, under the terms of RCVM 81.

If the shareholder who has duly requested his participation does not receive from the Company the email with the link and instructions for accessing the Platform and participating in the Meeting at least 24 hours prior to the Shareholders’ Meeting (i.e., until 2:00 p.m. of April 15th, 2025), the shareholder must contact the Company through the e-mail invest@ultra.com.br, in order to receive their respective instructions to access the Platform.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Shareholders’ Meeting.

Shareholders who choose to participate in the Meeting are requested to access the Platform at least 30 minutes before the scheduled start time of the Meeting, in order to allow access validation.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) register the shareholders’ statements and view the documents presented during the Meeting; (ii) register the authenticity and safety of communications during the Meeting; (iii) register the shareholders' attendance and votes; (iv) comply with any legal orders from competent authorities; and (v) safeguard the Company, its management and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

Remote voting forms

If the shareholder chooses to send the remote voting form directly to the Company, it is requested to send such voting form and other supporting documents to the email invest@ultra.com.br or to file them at the Company within 4 days from the Annual and Extraordinary General Shareholders’ Meeting date, that is, until April 12th, 2025.

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents the Management Proposal, regarding the matters to be deliberated upon at the Company’s Annual and Extraordinary General Shareholders’ Meeting that shall be held exclusively in digital form on April 16th, 2025 (“Meeting”), at 2:00 p.m. (Brazil time):

1)       At the Annual General Shareholders’ Meeting:

1.1) Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2024, together with the report from the Independent Auditors and the opinion from the Fiscal Council

The Management Report and the financial statements for the fiscal year ended December 31st, 2024 were filed with the CVM on February 26th, 2025, published in wide-circulation newspaper and made available on the newspaper's website on February 28th, 2025, pursuant to Brazilian Federal Law No. 6,404/76, as amended by Brazilian Federal Law No. 13,818/19. The Management Report is accompanied by the Annual Report of the Audit and Risks Committee and summarizes relevant information about the Company in 2024, including environmental, social and governance performance, information on innovation, people, operational and financial performance.

Such documents (i) were recommended by the Audit and Risks Committee for approval by the Board of Directors; (ii) obtained a favorable opinion from the Company's Fiscal Council at a meeting held on February 26th, 2025; and (iii) were approved by Ultrapar's Board of Directors on February 26th, 2025. The respective minutes were filed with the CVM on the date of their completion.

In addition, the financial statements were audited and received an unqualified report from Deloitte Touche Tohmatsu Auditores Independentes Ltda. (“Independent Auditors”). Such documents are available in Exhibit II of this Proposal. The Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form, are available in Exhibit III.

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Management Recommendation: approval of the Management Report and accounts, as well as the Company's financial statements.

1.2) Allocation of net income for the fiscal year ended December 31st, 2024

Management proposes that the allocation of net income attributable to Ultrapar’s shareholders for the year ended December 31st, 2024, in the amount of R$ 2,362,739,882.29 (two billion, three hundred and sixty-two million, seven hundred and thirty-nine thousand, eight hundred and eighty-two Reais and twenty-nine cents of Real) be as follows:

(a)   R$ 118,136,994.11 (one hundred and eighteen million, one hundred and thirty-six thousand, nine hundred and ninety-four Reais and eleven cents of Reais) allocated to the legal reserve;

(b)    R$ 1,475,331,276.73 (one billion, four hundred and seventy-five million, three hundred and thirty-one thousand, two hundred and seventy-six Reais and seventy-three cents of Reais) allocated to the statutory reserve for investments; and

(c)    R$ 769,271,611.45 (seven hundred and sixty-nine million, two hundred and seventy-one thousand, six hundred and eleven Reais and forty-five cents of Reais) allocated to the payment of dividends to Ultrapar’s shareholders, equivalent to R$ 0.70 per share.

We provide detailed information regarding the proposal for allocation of net income for the fiscal year ended December 31st, 2024 in Exhibit IV, under the terms of RCVM 81/22.

Management Recommendation: approval of the proposal for allocation of net income.

1.3) Establishment of the number of members to be elected to the Board of Directors

The Bylaws in force provide that the Board of Directors shall be composed of at least 5 and at most 11 members. Thus, according to the understanding expressed by the CVM, the shareholders must first vote on the number of members that will integrate the Board of Directors for the next term and, subsequently, elect the board of directors.

The proposal is that the Board of Directors is composed of 9 members.

That way, the current number of members approved at the Company's last Annual General Meeting that elected its Board of Directors will be maintained, ensuring the adequate organization of the Company's strategic agenda and deepening of the topics for decision-making.

Management recommendation: approval of 9 members to compose Ultrapar's Board of Directors for the next term.

1.4) Election of the slate that will compose the Board of Directors

Pursuant to article 19 of the Company's Bylaws, we propose the election of the following slate to compose the Board of Directors, with a term of office of 2 years:

The proposed slate reflects the continuity of Ultrapar's planned consolidation as a long-term capital allocator, generating value in its existing businesses in the portfolio and maintains a majority of independent members.

In appointing this slate, the Board of Directors aimed to balance relevant experience and skills for the Company, based on the Strategic Plan and future needs of Ultrapar and its businesses, with emphasis on its role as a holding company, as well as a balanced composition of qualifications and experiences to constituite a Board of Directors that is active in making decisions on Ultrapar's strategic issues. The chart below summarizes the main qualifications and experiences of Board candidates considered in this process:

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It is noteworthy that this slate combines candidates who are currently members of the Board of Directors, preserving knowledge of the business and of Ultrapar, together with a new candidate, with relevant experience in technology, important for the current moment of review of the technology platforms of the Company and its subsidiaries. The table below summarizes how these experiences and skills are related to the main characteristics of our businesses:

Businesses features	Relevant experiences and skills

Ultrapar is a holding company operating in different segments through a business portfolio, which increases the complexity of the company's management	M&A, portfolio management, people management and international experience

The Company's businesses are inserted in the fuel distribution, LPG distribution for households, commercial and industrial customers, port infrastructure and convenience retail sectors, in which they have competitive advantages and present relevant investment opportunities in Brazil

Extensive knowledge in the oil & gas chain, infrastructure, retail and international experience
The sectors in which the businesses operate are highly regulated and require relationships with various governmental and non-governmental institutions	Institutional relations and knowledge of regulatory affairs
The energy transition to a low carbon economy and the ESG agenda, in the context of companies and society, will require adaptation of the Company's businesses over time	Knowledge about energy transition, sustainability and international experience

The Board's responsibilities include knowledge of financial statements and funding lines available globally, in addition to establishing and ensuring effective corporate governance policies and procedures

Corporate governance, finance and international experience
Necessity to update the technology and artificial intelligence platform, with emphasis on renewing the businesses' ERP systems, as well as their satellite systems	Technology and change management

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Moreover, on December 16, 2024, the Company updated on its succession plan, in accordance with the new governance design for the Company and its subsidiaries. On the occasion, it was informed that Mr. Marcos Marinho Lutz would be opportunely appointed by the Company's management to (i) compose the slate for the election of the Board of Directors; and (ii) hold the position of Chairman of the Board of Directors, ceasing to exercise the role of Chief Executive Officer of the Company.

In a meeting held on March 14, 2025, of which the minutes are filled at the CVM and Company’s website, the Board of Directors evaluated and confirmed the adherence of each candidate to the Corporate Nomination Policy for Members of the Board of Directors, as well as the framework of each candidate as an independent director, in light of the provisions of the New Market Regulation and the declaration of independence presented by the candidates. The characterization of the independence of the members shall be confirmed by the Meeting.

Information regarding the candidates' professional experience is available in Annex V, corresponding to items 7.3 to 7.6 of the Reference Form.

It is also worth mentioning the possibility of adopting the multiple voting process for the election of members of the Board of Directors, provided that it is required by shareholders representing at least 5% of the common shares, and provided that they do so in writing, up to 48 hours prior to the Meeting, in accordance with the Brazilian Corporate Law and RCVM 70. In this case, the election will not be held by slate as described in article 20 of the Company's Bylaws, and each common share will have as many votes as there are seats to be filled on the Board, and shareholders may cumulate their votes for one or more candidates.

Management Recommendation: approval of the slate proposed by the Board of Directors.

1.5) Establishment of the Management‘s global compensation

The proposal for the annual global limit on management compensation for the period between May 2025 and April 2024 is R$ 105,000,000.00 (one hundred and five million Reais), of which R$ 12,500,000.00 (twelve million and five hundred Reais) will be allocated for the members of the Board of Directors and R$92.500.000,00 (ninety-two million five hundred thousand Reais) will be allocated for the members of the Statutory Executive Board. The total amount proposed considers: (i) compensation of the members of the Board of Directors, of a fully fixed nature; (ii) fixed compensation of the Statutory Executive Board (including fixed monthly installment and direct and indirect benefits); (iii) short-term variable compensation for the Statutory Executive Board, linked to financial and non-financial goals; (iv) long-term variable compensation based on shares for the Statutory Executive Board; and (v) post-employment benefit for the Statutory Executive Board.

The proposed annual global limit is the same as the limit approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 17th, 2024 (“2024 Meeting”), for the period from May 2024 to April 2025.

The global compensation estimated for the period between May 2024 and April 2025 is 4% lower than that approved by the shareholders at the 2024 Meeting, mainly due to the achievement of the variable remuneration (ICP) below the maximum forecast.

We emphasize that the amounts informed in this compensation proposal differ from those of Exhibit VI, due to the non-correspondence between the periods contemplated in each document.

Management Recommendation: approval of the proposal for the Management’s compensation.

2)       At the Extraordinary General Shareholders’ Meeting:

2.1) Ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders’ Meeting held on January 31s t, 2014

Due to the partial exercise of such subscription warrants on February, 26th, 2025, 67,679 (sixty seven thousand, six hundred and seventy nine) common shares were issued within the authorized capital limit, as provided for in article 6 of the Company's Bylaws. As a result of such issuance, the Company's capital stock is now represented by 1,115,507,182 (one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-two) common shares, all registered and with no par value. Considering that no additional payment was due for the exercise of subscription warrants, the issuance did not result in a change in the amount of the capital stock. In order to reflect the issuances already effected as mentioned above, the Management also proposes the change of the wording of the caption of Article 5 of the Company’s Bylaws, according to the comparative table of the Bylaws contained in Exhibit I to this Proposal.

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Management Recommendation: approval of the proposal for the ratification of the change in the number of common shares into which the Company’s capital stock is divided.

2.2) Approval of the increase in the Company's capital stock, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of Article 5 of the Bylaws currently in force

We propose to increase the capital stock in the total amount of R$ 1,365,348,231.82 (one billion, three hundred and sixty-five million, three hundred and forty-eight thousand, two hundred and thirty-one Reais and eighty-two cent of Reais), without the issuance of new shares, through the incorporation to the capital stock of part of the resources registered in the statutory reserve for investments, considering that the balance of the profit reserves exceeded the Company's capital stock, with the consequent need to amend the Company's Bylaws, as per the proposal included in item 2.4 described below.

Information related to this item is available in Exhibit VII, under the terms of Annex a C of RCVM 81.

Management Recommendation: approval of the proposal to increase the Company's capital stock.

2.3) Approval of the amendment to the powers of the Company's Board of Directors, as detailed in the Management Proposal disclosed to the market on this date, with the consequent amendment of the Company's Bylaws

Management proposes the approval of the amendment to the powers of the Company's Board of Directors provided in article 27 of the Company’s Bylaws to (i) exclude the competence to approve shareholder agreements of subsidiaries given that this assignment became responsibility of the Boards of Directors of each subsidiary; and (ii) provide more clarity and guidance on the topics related to transactions with related parties and indebtedness with third parties that do not require prior approval from Ultrapar's Board of Directors.

Information regarding items 2.1, 2.2 and 2.3, including the justifications that give rise to such changes, are available in the comparative table of the Bylaws contained in Exhibit I of this Proposal, pursuant to RCVM 81.

Management Recommendation: approval of amendments to Ultrapar's Bylaws.

2.4) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above

Management proposes the consolidation of Ultrapar’s Bylaws in order to reflect the changes described in items 2.1, 2.2 and 2.3 of this Proposal. Exhibit I of this document contains the comparative table of the proposed amendments to the Bylaws, in addition to the respective justifications, pursuant to RCVM 81.

Management Recommendation: approval of the proposal to consolidate Ultrapar's Bylaws.

Access to documents and information

Pursuant to Ultrapar's Bylaws and RCVM 81, the documents and information related to the matters to be resolved, including the remote voting ballots and any other matters relevant to the exercise of the right to vote at the Meeting, were submitted to the CVM, and are available on the CVM website (www.cvm.gov.br), at the Company's headquarters, on B3’s website (www.b3.com.br) and on the Company’s website (ri.ultra.com.br).

São Paulo, March 14th, 2025.

Jorge Marques de Toledo Camargo

Chairman of the Board of Directors

15

Exhibit I – Report on the source and rationale for the proposed amendments to the Bylaws of Ultrapar Participações S.A.

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

N/A

Sole Paragraph.              The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph.              The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its  shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph.              The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

N/A
Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.

Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.

Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.

N/A
Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	N/A

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents) represented by one billion, one hundred and fifteen million, four hundred and four thousand, two hundred and sixty-eight (1,115,404,268) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents) represented by one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-two (1,115,507,182) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is  R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents) ~~R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents)~~ represented by  one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-two (1,115,507,182) ~~one billion, one hundred and fifteen million, two hundred and four thousand, two hundred and sixty-eight (1,115,404,268)~~  nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted..

Adjustments to reflect (i) the capital increase, through the capitalization of part of the profit reserves, without the issuance of new shares, and (ii) the change in the number of common shares into which the Company's share capital is divided, due to the partial exercise of the rights conferred by subscription warrants issued by the Company upon the incorporation of shares of Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Meeting of January 31, 2014.

17

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

N/A

§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

N/A

Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

N/A
Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.

N/A
Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	N/A
Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	N/A

19

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Metting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

N/A

§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

N/A

§ 2º The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2º The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2º The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

N/A

§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

N/A

Article 11. In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1º Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

Article 11. In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1º Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

Article 11. In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1º Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§ 2º The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

§ 2º The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

§ 2º The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

N/A
Article 12. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 12. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 12. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	N/A.
Article 13. Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.	Article 13. Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.	Article 13. Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.	N/A.
Article 14. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	Article 14. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	Article 14. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	N/A

22

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.

§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.

§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.

N/A
§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	N/A
CHAPTER IV Management – General Rules Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	N/A

Sole Paragraph. The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

Sole Paragraph.              The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

Sole Paragraph.              The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

N/A

23

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

CHAPTER V

Board of Directors

Section I – Members

Article 16. The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of 2 years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 16. The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of 2 years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 16. The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of 2 years, with reelection being permitted.

N/A
§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	N/A

§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

N/A

§ 3º Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

§ 3º Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

§ 3º Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 17. The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Article 17. The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Article 17. The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

N/A

Sole Paragraph. When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Sole Paragraph.              When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Sole Paragraph.              When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

N/A

Article 18. If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 18. If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 18. If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

N/A

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

N/A

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Section II – Election Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	N/A

§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

N/A

§ 2º At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.

§ 2º At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.

§ 2º At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.

N/A

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§ 3º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

N/A

§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

N/A
§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	N/A

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§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	N/A

Article 20. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the Shareholders’ Meeting.

Article 20. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the Shareholders’ Meeting.

Article 20. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the Shareholders’ Meeting.

N/A

§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

N/A

§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

N/A

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Article 21. In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.

Article 21. In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.

Article 21. In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.

N/A

Article 22. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 22. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 22. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

N/A
Section III – Meetings and Replacements Article 23. The Board of Directors shall hold regular meetings once every 3 months and special meetings whenever called by the Chairman or by any 2 Directors.	Section III – Meetings and Replacements Article 23. The Board of Directors shall hold regular meetings once every 3 months and special meetings whenever called by the Chairman or by any 2 Directors.	Section III – Meetings and Replacements Article 23. The Board of Directors shall hold regular meetings once every 3 months and special meetings whenever called by the Chairman or by any 2 Directors.	N/A

§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

N/A

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§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

N/A

§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.

§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.

§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.

N/A

§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting. In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting.  In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting.  In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

N/A

Article 24. Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 24. Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 24. Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

N/A

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Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

N/A

Article 25. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 25. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 25. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

N/A

Article 26. Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 26. Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 26. Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

N/A

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Section IV – Powers

Article 27. The Board of Directors shall have the power to:

a) set the general guidelines of the subsidiaries’ business and deliberate on the strategic guidelines and strategic plan of the Company;

Section IV – Powers

Article 27. The Board of Directors shall have the power to:

a) set the general guidelines of the subsidiaries’ business and deliberate on the strategic guidelines and strategic plan of the Company;

Section IV – Powers

Article 27. The Board of Directors shall have the power to:

a) set the general guidelines of the subsidiaries’ business and deliberate on the strategic guidelines and strategic plan of the Company;

N/A
b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	N/A

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;

N/A
d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	N/A

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, “b”;

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, “b”;

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, “b”;

N/A

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f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee’s proposal;

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee’s proposal;

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee’s proposal;

N/A
g) grant shares and stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	N/A
h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	N/A
i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;	N/A
j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;	N/A

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

N/A
l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	N/A
m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	N/A

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n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	N/A
o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	N/A

p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds 5% of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

p) approve (i) investment or investment project, (ii) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership, (iii) acquisition or disposal of assets to third parties, (iv) granting of guarantees to third parties, including encumbrance of assets, and (v) indebtedness to third parties or waivers of any rights either by the Company or by its controlled companies, when the value exceeds 5% of the Company’s shareholders’ equity subject to the limits and procedures established in the Company's corporate policies. Transactions with companies that are part of Ultrapar's economic group and that do not violate the Company's corporate policies will not require prior approval by the Board of Directors. Ordinary transactions of a working capital nature in the normal course of business, such as drawn risk, anticipation of receivables and forfait will not require prior approval by the Board of Directors;

p) approve ~~the following transactions,~~ (i) investment or investment project, (ii) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership, (iii) acquisition or disposal of assets to third parties, (iv) granting of guarantees to third parties, including encumbrance of assets, and (v) indebtedness to third parties or waivers of any rights either by the Company or by its controlled companies, when the value exceeds 5% of the Company’s shareholders’ equity subject to the limits and procedures established in the Company's corporate policies. Transactions with companies that are part of Ultrapar's economic group and that do not violate the Company's corporate policies will not require prior approval by the Board of Directors. Ordinary transactions of a working capital nature in the normal course of business, such as drawn risk, anticipation of receivables and forfait will not require prior approval by the Board of Directors; ~~(i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;~~

Adjustment aims to provide more clarity and guidance on the topics related to transactions with related parties and indebtedness with third parties that do not require prior approval from Ultrapar's Board of Directors, without, however, changing the reference value and matters of operations that must be submitted to the board.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company;	q) approve the execution of shareholders’ agreements by the Company ~~or by its controlled companies~~;

Amendment to adjust the powers of the Company's Board of Directors to the new governance of its main subsidiaries (Ultragaz, Ipiranga, Ultracargo), as widely disclosed to the market. With the new structure, the respective Boards of Directors will have the authority to approve the execution of shareholder agreements related to their business.

r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	N/A

s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

N/A
t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	N/A
u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	N/A

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Article 28. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

Article 28. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

Article 28. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

N/A
b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	N/A
c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	N/A
d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	N/A

Article 29. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 29. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 29. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

N/A

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CHAPTER VI

Board of Executive Officers

Article 30. The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 30. The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 30. The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

N/A
Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will continue until each successor is elected.	N/A

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

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Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

N/A
§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	N/A

§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

N/A

§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

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Article 33. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 33. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 33. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

N/A

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

N/A
Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	N/A

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Article 36. The executive officers shall substitute each other, subject to the following conditions:	Article 36. The executive officers shall substitute each other, subject to the following conditions:	Article 36. The executive officers shall substitute each other, subject to the following conditions:	N/A

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

N/A

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

N/A

CHAPTER VII

Committees

Article 37. The Company shall have the following support committees attached to the Board of Directors:

a)       Audit and Risks Committee;

b)       People and Sustainability Committee; and

c)   Investments Committee.

CHAPTER VII

Committees

Article 37. The Company shall have the following support committees attached to the Board of Directors:

b)       Audit and Risks Committee;

b)       People and Sustainability Committee; and

c)       Investments Committee.

CHAPTER VII

Committees

Article 37. The Company shall have the following support committees attached to the Board of Directors:

a)       Audit and Risks Committee;

b)       People and Sustainability Committee; and

c)   Investments Committee.

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§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

N/A
§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	N/A

§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the Investments Committee and other additional committees that may be established by the Board of Directors.

§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the Investments Committee and other additional committees that may be established by the Board of Directors.

§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the Investments Committee and other additional committees that may be established by the Board of Directors.

N/A

Article 38. Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.

Article 38. Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.

Article 38. Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.

N/A

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§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	N/A
§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.	§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.	§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.	N/A

Section I – Audit and Risks Committee

Article 39. The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1 member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Section I – Audit and Risks Committee

Article 39. The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1 member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Section I – Audit and Risks Committee

Article 39. The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1 member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

N/A

§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

N/A
§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.	§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.	§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.	N/A
§ 3º The Audit and Risks Committee shall:	§ 3º The Audit and Risks Committee shall:	§ 3º The Audit and Risks Committee shall:	N/A

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a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

N/A

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f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

N/A
Section II – People and Sustainability Committee Article 40. The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.	Section II – People and Sustainability Committee Article 40. The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.	Section II – People and Sustainability Committee Article 40. The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.	N/A

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Sole Paragraph.              The People and Sustainability Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

e) carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

.

Sole Paragraph.              The People and Sustainability Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

e) carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

Sole Paragraph.              The People and Sustainability Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

e) carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

N/A

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Section III – Investments Committee Article 41. The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	Section III – Investments Committee Article 41. The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	Section III – Investments Committee Article 41. The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	N/A
Sole Paragraph. The Investments Committee shall be responsible for the following duties:	Sole Paragraph. The Investments Committee shall be responsible for the following duties:	Sole Paragraph. The Investments Committee shall be responsible for the following duties:	N/A

(a) to evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

(b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.

(a) to evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

(b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.

(a) to evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

(b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.

N/A

CHAPTER VIII

Fiscal Council

Article 42. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.

CHAPTER VIII

Fiscal Council

Article 42. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.

CHAPTER VIII

Fiscal Council

Article 42. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.

N/A

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§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

N/A
§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	N/A

§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

N/A

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

N/A

47

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Sole Paragraph.              The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph.              The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph.              The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

N/A

Section II – Acquisition of Relevant Interest

Article 44. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 44. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 44. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.

N/A

§1º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.

§1º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.

§1º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	N/A

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

N/A
§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	N/A

Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
Article 46. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 46. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 46. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	N/A

Article 47. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 47. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 47. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

N/A
a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	N/A
b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	N/A

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 48. Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

a)   on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or

b)   on second call with any number of holders of outstanding shares in attendance.

Article 48. Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

a)   on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or

b)   on second call with any number of holders of outstanding shares in attendance.

Article 48. Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

a)   on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or

b)   on second call with any number of holders of outstanding shares in attendance.

N/A
Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	N/A

Article 49. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 49. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 49. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

N/A

51

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

N/A

CHAPTER X

Arbitration Court

Article 51. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 51. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 51. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

N/A
CHAPTER XI Fiscal Year Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 53. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

§ 1º The remaining profit will have the following destination:

Article 53. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

§ 1º The remaining profit will have the following destination:

Article 53. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

§ 1º The remaining profit will have the following destination:

N/A
a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;	a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;	a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;	N/A

b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

N/A

53

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	N/A

§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

N/A
§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.	N/A

CHAPTER XII

Miscellaneous

Article 54. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 54. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 54. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

N/A

Article 55. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

Article 55. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

Article 55. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

N/A

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Exhibit II - Financial statements referring to the fiscal year ended on December 31, 2024, including (i) the Management Report of the fiscal year ended on December 31, 2024; (ii) Report from our Independent Auditors and (iii) Opinion from our Fiscal Council

To access Ultrapar’s Financial Statements for the year ended on December 31, 2024, please click here.

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Exhibit III – Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form

2.1 - Comments on:

Introduction

The following comments should be read together with the 2024 consolidated financial statements of Ultrapar, filed with the CVM (Brazilian Securities and Exchange Commission) on February 26, 2025, including the notes thereto, and other financial information included in other parts of this document.

a.                       General financial and equity conditions

Company overview

Ultrapar holds 87 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the distribution of liquefied petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy, mobility and logistics segments through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil.

  Ipiranga: a comprehensive ecosystem of mobility products and services and one of the largest fuels and lubricants distribution companies and one of the most valuable brands in the country, with a network of approximately 5,900 service stations, in addition to 1.5 thousand AmPm stores, the largest convenience store network in Brazil.
  Ultragaz: pioneer company and leader in the distribution of LPG in Brazil, it is a reference in innovation in the sector and has been expanding its offer of energy solutions for its customers, offering renewable energy, compressed natural gas (CNG), and biomethane. It serves around 60 thousand business customers and 11 million households, through a network that already exceeds 6 thousand resellers, in a safe, efficient and sustainable way.
  Ultracargo: the leading company in the sector of independent liquid bulk storage terminals in Brazil, it is present in the country’s main ports, handling fuels, biofuels, chemicals, and vegetable oils. It has advanced its growth strategy by expanding into inland areas, connecting Brazil’s coastline to its interior.
  Hidrovias do Brasil: a leader in waterway cargo transport in Brazil, mainly for handling of grains, minerals, fertilizers, and salt. It has four operations: an integrated logistics system in the Northern Corridor, coastal shipping, river navigation in the Southern Corridor, and port operation in Santos.

Overview of the 2024 fiscal year

In 2024, Ultrapar had another year of significant progress. Despite the volatility and uncertainties, our three main businesses delivered good operational results. We highlight the continued growth of Ultragaz and Ultracargo, and the resilience of Ipiranga, even in an environment of significant unlawful practices in the fuel market.

The strong operational cash generation allowed the Company to maintain its financial leverage ratio at comfortable levels, even with higher levels of organic investments for the expansion of existing businesses and the acquisition of a significant equity stake in Hidrovias do Brasil.

We invested R$ 2.2 billion in 2024, allocating R$ 1.3 billion (59%) for expansion and R$ 900 million for the maintenance. We also invested R$ 1.8 billion to acquire a 42% stake in Hidrovias do Brasil, including the resources of the instrument of advance for future capital increase, our largest capital allocation in a single asset in the past 10 years, aiming at the long-term value generation potential of the company. We also acquired a stake in Witzler for R$ 124 million, which complemented our portfolio of energy solutions at Ultragaz by integrating a renewable energy trader.

We celebrated 25 years as a publicly traded company by launching our new brand, reflecting our essence and important attributes that drive us towards the future. We evolved our governance model by establishing Boards of Directors in the business, providing greater agility, autonomy, and accountability in each business, as well as efficiency and influence in performance tracking. These actions reaffirm and consolidate the Company strategy as a shareholder and capital allocator focused on long-term value generation and solid governance, allowing the Ultrapar Board of Directors discussions to focus on capital allocation, portfolio management, and talent development aligned with our corporate culture.

As part of our succession plan, we announced the planned transition process for the roles of Chief Executive Officer and Chief Financial and Investor Relations Officer, set to be concluded in April 2025.

Additionally, we advanced in our sustainability journey, a key component of Ultrapar’s strategy and the basis for updating our 2030 ESG 2030 plan, which will be completed in 2025.

We ended 2024 with net revenue of R$133 billion, 6% higher than in 2023. We achieved a recurring EBITDA of R$ 5.4 billion and net income of R$ 2.5 billion, of which R$ 769 million will be distributed as dividends to shareholders.

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We announced our investment plan for 2025, totaling R$ 2.5 billion. The amount allocated for business expansions is R$ 1.5 billion of the total and includes projects at Ipiranga, Ultragaz, and Ultracargo. The remaining will be directed to asset maintenance, safety, service station upgrades, acquisition of bottles, and investments in technology, particularly the ERP replacement at Ipiranga.

We entered 2025 in a challenging global environment, marked by geopolitical tensions, high interest rates, and economic instability. However, we are prepared to face these challenges and seize opportunities with an engaged leadership team and strengthened businesses, continuing our growth and value-creation journey.

b.                       Capital structure

The Company’s subscribed and paid-up capital as of December 31, 2024 was R$ 6,621.8 million, comprising 1,115,439,503 common shares with no par value. In February 2025, 67,679 new common shares were issued as a result of the partial exercise of the subscription warrants from the acquisition of Extrafarma, approved by the Extraordinary General Shareholders’ Meeting of January 31, 2014. As a result, the Company’s share capital is now divided into 1,115,507,182 common shares with no par value.

Ultrapar ended 2024 with a total net debt of R$ 7,755.6 million, comprised of a gross debt of R$ 14,302.1 million, leases payable of R$ 1,485.2 million and cash and financial investments of R$ 8,031.7 million, an increase of R$ 1,634.2 million in relation to the total net debt of 2023.

As of December 31, 2024, Ultrapar’s equity was R$ 15,823.4 million, resulting in a total net debt to equity ratio of 49%.

(R$ million)	2024	% of equity
Gross debt	14,302.1	90%
Leases payable	1,485.2	9%
Cash and financial investments	8,031.7	51%
Total net debt	7,755.6	49%

(1)    The gross debt is calculated by summing up the credit facilities, financing, derivative financial instruments, and debentures.

c.                        Capacity to honor financial obligations

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash flow generated from our operations, and (iii) financing.

We believe that these sources are sufficient to meet our current funding requirements, which include, but are not limited to, working capital, investments, amortization of debt and payment of dividends.

The table below presents a summary of the financial liabilities and leases payable as of December 31, 2024 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

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(R$ million)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including estimated interest on loans (1)(2)	4,087.8	6,071.3	4,646.2	1,503.9	16,309.2
Hedge instruments (3)	392.4	933.9	(1,082.7)	(779.8)	(536.2)
Trade payables	3,518.4	-	-	-	3,518.4
Trade payables - reverse factoring	1,014.5	-	-	-	1,014.5
Leases payable	355.3	523.9	346.6	892.0	2,117.8
Financial liabilities of customers	30.3	170.2	-	-	200.4
Contingent consideration	-	-	42.2	-	42.2
Other payables	159.9	18.0	-	-	177.9

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2024.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2024. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

d.                       Funding sources used for working capital and investments in non-current assets

Ultrapar has resources to meet its cash needs by means of a combination of cash generated from operating activities and cash generated from financing activities, including new financing of debts and refinancing of some of the debts when they become due.

e.                        Funding sources for working capital and investments in non-current assets to be used in the event of liquidity shortfalls

We had no liquidity shortfalls in 2024. We believe that Ultrapar has own resources and operating cash generation sufficient to finance its needs for working capital and investments estimated for 2025. In addition, if necessary, we have access to third party financing resources.

f.                        Indebtedness level and debt profile

For more information on indebtedness levels and the characteristics of the Company's debts, see note 15 to our 2024 consolidated financial statements.

Our gross debt was R$ 11,768.0 million as of December 31, 2023 compared to R$ 14,302.1 million as of December 31, 2024. Our short-term debt was equivalent to 17% of our gross debt for the year ended December 31, 2023, compared to 25% for the year ended December 31, 2024.

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The table below shows the breakdown of our gross debt as of December 31, 2024:

Loans (R$ million)	Index/ Currency	Has a cross-default clause (1)	Weighted average financial charges in 2024	Amount of principal and interest accounted for
Foreign currency-denominated:
Notes in the foreign market	US$	Yes	5.3%	4,711.0
Foreign loan	JPY	Yes	1.3%	501.5
Foreign loan	EUR$	Yes	4.4%	778.1
Foreign loan	US$	Yes	4.6%	691.0
Total in foreign currency				6,681.7
Brazilian Reais-denominated loans:
Debentures – CRA	IPCA	Yes	5.3%	2,456.1
CCB	CDI	Yes	107.0%	1,464.6
Debentures – Ultragaz	CDI +	Yes	0.7%	731. 7
Debentures – Ultracargo	IPCA	Yes	4.1%	534.7
Debentures – CRA	Pre	Yes	11.2%	477.8
CDCA	CDI +	Yes	0.9%	534.4
Debentures – CRA	CDI +	Yes	0.7%	491.0
CDCA	CDI	Yes	108.7%	293.4
Constitutional Fund	IPCA	No	2.9%	114.5
Debentures – Ultracargo	IPCA	Yes	6.3%	80.0
FINEP	TJLP	No	1.0%	0.7
Total loans				7,178.9
Currency and interest-rate hedging instruments result (2)				441.67
Gross debt				14,302.1

¹ For more information on the terms of the cross early maturity clauses, see Item 2.f.iv.

For more information on the composition, movement and maturity of the Company’s debt, see note 15.a to our 2024 consolidated financial statements.

i.                             Significant loan and financing contracts

Notes in the foreign market

As of December 31, 2024, Ultrapar had R$ 4.7 billion in debts related to the issuance of notes in the foreign market, all issued by Ultrapar International.

Foreign loans

As of December 31, 2024, Ultrapar had R$ 2.0 billion in debts related to external financing, issued by Ultragaz and Iconic.

Debentures

As of December 31, 2024, Ultrapar had R$ 4.8 billion in debts related to the issuance of debentures, mark-to-market. Out of this amount, R$ 3.4 billion and R$ 0.7 billion were owed by Ipiranga, Ultragaz, and Ultracargo, respectively.

For more information on our debt profile, hedging derivative financial instruments, risks and financial instruments, see notes 15 and 26 to our 2023 consolidated financial statements.

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ii.                           Other long-term relationships with financial institutions

In addition to the relationships mentioned in items 2.1.f.i. Relevant loan and financing contracts and 2.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long-term relationships with financial institutions in connection with the ordinary course of the businesses, such as the payroll of its employees, credit and collection, acquisition, payments and currency and interest rate hedging instruments.

iii.                         Subordination level of debts

As of December 31, 2024, there was R$ 114.5 million in financing that had real guarantees. Additionally, there was R$ 13,586.9 million in financing without real guarantees but with endorsements, sureties, or promissory notes.

Ultrapar and its subsidiaries provided endorsements in surety bonds for judicial and commercial proceedings amounting to R$ 97.9 million as of December 31, 2024.

 iv.                       Any restrictions imposed on the issuer, especially related to indebtedness limits and contracting new debts, distribution of dividends, disposal of assets, issuance of new securities and disposal of a controlling equity stake, and whether the issuer has been in compliance therewith

As a result of issuing notes in the foreign market, Ultrapar and its subsidiaries are subject to certain obligations, which, if not met, may lead to the early maturity of the debt. These obligations include:

   Restrictions on sale of all or almost all of the assets of Ultrapar and its subsidiaries Ultrapar International and Ipiranga;
     Restriction of encumbrances on assets exceeding US$ 150.0 million (equivalent to R$ 726.2 as of December 31, 2023) or 15% of the amount of the consolidated tangible assets.

  Ultrapar and its subsidiaries are in compliance with the commitments required by this debt. The restrictions imposed on Ultrapar and its subsidiaries are usual in operations of this nature and have not limited their ability to conduct their businesses so far.

  Ultrapar has no financial covenants in its financing agreements, however, all agreements have non-financial covenants that vary in accordance with their specificity.

  Additionally, 99% of the issuances by Ultrapar and its subsidiaries, which make up its gross financial debt, have cross-acceleration clauses, as detailed in Item 2.f, and refer to cross default declarations of early maturity of debts of other companies within its economic group

  g.                        Limits of use of contracted loans and financing and percentages already used

  In November 2024, Ultracargo obtained financing from Banco do Nordeste (BNB) through Fundo Constitucional do Nordeste (FNE), totaling R$ 252,820.6 million, maturing in 2041, which was partially released. As of December 31, 2024, the total released amount was R$ 151,464.1 million, of which approximately 34% had been used.

  h.                       Significant changes in each item of the statements of income and cash flows

  Main changes in the consolidated statements of income for the year ended December 31, 2024 compared with the year ended December 31, 2023

	Year ended December 31, 2024	% net revenues from services	Year ended December 31, 2023	% net revenues from services	∆(%) 2024 vs 2023
Net revenue from sales and services	133,498.9	100%	126,048.7	100%	6%
Cost of products and services sold	(123,811.9)	93%	(116,730.5)	93%	6%
Gross profit	9,687.0	7%	9,318.2	7%	4%
General, administrative and selling expenses	(4,371.6)	3%	(4,271.4)	3%	2%
Other operating income (expenses), net	(414.1)	0%	(602.9)	0%	(31%)
Results from disposal of assets	171.8	0%	121.9	0%	41%
Operating income	5,073.1	4%	4,565.9	4%	11%
Financial result	(931.9)	1%	(999.1)	1%	(7%)
Income and social contribution taxes	(1,485.6)	1%	(1,060.9)	1%	40%
Share of profit (loss) of subsidiaries, joint ventures and associates	(127.2)	0%	11.9	0%	N/A
Amortization of fair value adjustments on associates acquisition	(2.5)	0%	-	N/A	N/A
Net income for the year	2,525.9	0%	2,517.8	2%	0%
Income attributable to:
Shareholders of Ultrapar	2,362.7	N/A	2,439.8	N/A	(3%)
Non-controlling interests in subsidiaries	163.2	N/A	78.0	N/A	109%

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  Overview of sales volume

	2024	2023	∆ (%) 2024 vs 2023
Ipiranga (000 m³)	23,569.7	23,105.1	2%
Ultragaz (000 tons)	1,746.7	1,738.0	1%
Ultracargo (m³ sold - 000 m³)	17,143.3	15,707.0	9%

  The sales volume of Ipiranga in 2024 grew 2% compared to 2023, with a 5% growth in the Otto cycle, with a higher participation of ethanol at the expense of gasoline in the product mix, and a 1% drop in diesel, mainly in the spot market.

  The volume sold by Ultragaz in 2024 showed a growth of 1% compared to 2023, resulting from a 3% increase in the bulk segment, mitigated by a 1% decrease in the bottled segment due to the competitive commercial environment during the first half of 2024.

  The billed m³ of Ultracargo in 2024 increased by 9% compared to 2023, due to the start of operations in Opla and Rondonópolis, in addition to the greater movement of fuels in Vila do Conde.

  Net revenues

(R$ million)	2024	2023	∆ (%) 2024 vs 2023
Ipiranga[1]	121,336.2	114,551.8	6%
Ultragaz	11,288.4	10,670.8	6%
Ultracargo	1,075.6	1,015.6	6%
Ultrapar[2]	133,498.9	126,048.7	6%

  ¹ Balances of 2023 restated to reflect the new structure of Ipiranga, which now includes KMV

  ² The information of Ultragaz, Ultracargo, and Ipiranga is presented on a non-consolidated basis

  Ultrapar recorded net revenues of R$ 133,498.9 million in 2024, a 6% increase from 2023, mainly due to higher revenue from Ipiranga and Ultragaz.

  Ipiranga's net revenue increased by 6% in 2024 due to the pass-through of higher fuel costs and higher sales volume. Ultragaz's net revenue grew by 6% in 2024 due to the pass-through of higher LPG costs and higher sales volume. At Ultracargo, net revenue grew by 6% in 2024, reflecting higher billed m³, despite lower spot sales.

  Cost of products and services sold

(R$ million)	2024	2023	∆ (%) 2024 vs 2023
Ipiranga[1]	114,730.5	108,074.3	5%
Ultragaz	8,895.2	8,485.2	6%
Ultracargo	386.6	355.8	9%
Ultrapar[2]	123,811.9	116,730.5	6%

  ¹ Balances of 2023 restated to reflect the new structure of Ipiranga, which now includes KMV

  ² The information of Ultragaz, Ultracargo, and Ipiranga is presented on a non-consolidated basis

  The cost of products and services sold by Ultrapar amounted to R$ 123,811.9 million in 2024, a 6% increase compared to 2023, due to higher costs at Ipiranga and Ultragaz.

  Ipiranga's cost of products sold increased by 5% in 2024, as a result of higher fuel costs and higher sales volumes, partially offset by higher recognition of extraordinary tax credits. Ultragaz's cost of products sold increased by 6% in 2024, due to the higher cost of LPG, higher sales volumes, and higher personnel expenses, partially offset by the recognition of extraordinary tax credits and the mark-to-market effect of energy futures contracts. Ultracargo's cost of services sold increased by 9% in 2024, due to higher billed m³ and higher depreciation expenses, in line with the increased capacity.

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  Gross profit

  Ultrapar registered gross profit of R$ 9,687.0 million in 2024, a 4% increase compared to 2023, mainly due to the increase in gross profit of the three main businesses.

  General, administrative and selling expenses

(R$ million)	2024	2023	∆ (%) 2024 vs 2023
Ipiranga[1]	3,019.2	2,933.3	3%
Ultragaz	950.7	924.7	3%
Ultracargo	187.4	178.7	5%
Ultrapar[2]	4,371.6	4,271.4	2%

  ¹ Balances of 2023 restated to reflect the new structure of Ipiranga, which now includes KMV

  ² The information of Ultragaz, Ultracargo, and Ipiranga is presented on a non-consolidated basis

  Ultrapar recorded general, administrative and selling expenses of R$ 4,371.6 million in 2024, an increase of 2% compared to 2023, mainly due to the impact of inflation and wage adjustments on personnel expenses.

  At Ipiranga, general, administrative and selling expenses grew by 3% in 2024 due to higher personnel expenses (wage adjustments), technology service contracts, and one-time expenses for the relocation of offices in Rio de Janeiro and São Paulo, partially offset by lower contingency expenses and one-time expenses related to the conclusion of the legacy network cleanup process in 2023.

  At Ultragaz, general, administrative and selling expenses increased by 5% in 2024, reflecting higher personnel expenses (mainly due to wage adjustments and newly acquired businesses), mitigated by lower sales commission expenses. Ultracargo's general, administrative and selling expenses grew by 5% in 2024, resulting from higher personnel expenses (mainly variable compensation and wage adjustments) and consultancy fees for expansion.

  Other operating income (expenses)

  The other operating income (expenses) line registered a negative R$ 414.1 million in 2024, an improvement of R$ 188.8 million compared to 2023, mainly due to a decrease in expenses with CBios at Ipiranga and the effect of the R$ 54 million reduction in the earnout payable for the acquisition of Stella by Ultragaz.

  Results from disposal of assets

  The results from disposal of assets line totaled R$ 171.8 million in 2024, an increase of R$ 49.9 million compared to 2023, mainly due to Ipiranga’s greater disposal of land and other assets.

  Operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes

  Ultrapar presented an operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes of R$ 5,073.1 million in 2024, 11% higher than in 2023, due to the effects described above.

  Financial result

  Ultrapar reported financial expenses of R$ 931.9 million in 2024, compared to financial expenses of R$ 999.1 million in 2023, as a result of the positive effect of the decrease in the net debt cost and the effect of the decrease in the subscription warrants, partially offset by derivatives being marked to market.

  Net income

  Net income totaled R$ 2,525.9 million in 2024, stable in relation to 2023.

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  Main changes in the statements of cash flows for the year ended December 31, 2024 compared with the year ended December 31, 2023

  We reported a cash flow from operations of R$ 3,735.6 million in 2024, compared to R$ 3,849.8 million in 2023, due to higher investment in working capital, primarily because of a smaller imported mix.

  The cash consumed by investing activities was R$ 6,388.0 million in 2024, compared to R$ 1,021.6 million in 2023, mainly due to higher investments and acquisitions, particularly in Hidrovias.

  In 2024, the cash consumed by financing activities was R$ 1,234.0 million, R$ 1,260.3 million lower than in 2023, primarily due to the increase in gross debt, partially offset by higher dividend payments and buyback.

  As a result, cash and cash equivalents totaled R$ 2,071.6 million in 2024 compared to R$ 5,925.7 million in 2023.

  2.2 - Comments on:

  a.  Issuer’s operating results, especially:

  i.   Description of major components of revenues

  In 2024, more than 90% of Ultrapar's consolidated net revenue came from Ipiranga and Ultragaz. Therefore, the main components of this revenue are derived from the sale of diesel, gasoline, ethanol, and LPG. See "Item 2.2.c. Relevant effect of inflation, changes in prices of main inputs and products, foreign exchange, and interest rates on the issuer's operating and financial results".

  ii.   Factors that materially affected operating results

  See “Item 2.1.h. Significant changes in each item of the statements of income and cash flows”.

  b.  Relevant changes in revenues attributable to introduction of new products and services and changes in volumes, prices, exchange rates and inflation

  See “Item 2.1.h. Significant changes in each item of the statements of income and cash flows” and “Item 2.2.c. Relevant effects of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial results”.

  c.   Relevant effects of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer's operating and financial results

  Distribution of fuels

  In 2022, oil prices exhibited high volatility due to uncertainties in the supply of derivatives, mainly caused by the conflict between Russia and Ukraine. During this period, Petrobras maintained its policy of adjusting diesel and gasoline prices linked to the international market, and the government took measures to reduce fuel costs, such as federal tax exemptions and state tax reductions.

  In 2023, Petrobras announced the adoption of a new policy that, in addition to considering the external market, takes into account national references, such as the customer's alternative cost and the marginal value for the company.

  Additionally, in 2023, the conflict between Israel and Hamas significantly impacted fuel prices. The conflict occurs near the Middle East, a particularly sensitive region for global oil and derivatives trade due to the presence of major oil producers such as Saudi Arabia and Iran, despite not directly involving them.

  In 2024, prices remained unstable with ongoing geopolitical conflicts, inflation in major global economies, and concerns about the demand for oil and derivatives. In the Middle East, the developments of the war led to increased tensions and confrontations between the country and its neighbors. Despite not causing major interruptions in the supply of oil and derivatives, the war in the Middle East maintained a risk premium in prices throughout most of 2024.

  Petrobras remained distant from the volatility of international prices and kept prices unchanged in Brazil in 2024, except for a single adjustment in gasoline prices by R$ 0.20 in July. Diesel prices did not change throughout the period. The last movement was in December 2023 when the company reduced diesel prices by R$ 0.30/L before an increase in federal taxes.

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  The graphs below show the variation in acquisition prices by distributors for gasoline and diesel at Petrobras refineries.

  Source: Petrobras, Nymex, Bacen, and Argus. Import parity prices are referenced by the prices at the port of Paranaguá.

  The volume of gasoline and ethanol (Otto cycle) sold is mainly influenced by the circulating fleet of light vehicles, which, according to ANFAVEA data, registered about 2.5 million new vehicles licensed in Brazil in 2024. Diesel volume is correlated with the performance of the Brazilian economy, especially in the agricultural and consumer goods segments.

  The fuel distribution market (gasoline, ethanol and diesel) recorded volume growth of 4% compared to 2023, with an increase of 6% in the Otto cycle and 3% in diesel, according to ANP data. The volume of the Otto cycle and diesel was favored by the greater competitiveness of ethanol and the better performance of the economy. During the first half of 2024, there was an intensification of unlawful practices, mainly tax benefits granted in Amapá, revoked in April 2024, and an increase in the import of naphtha, which enters the country as a chemical industry input with a lower tax burden, but ends up being sold as gasoline without the full collection of taxes. In the second half, there was a reduction in irregularities in the Otto Cycle, but an increase in irregularities in diesel due to the non-blending of biodiesel as mandated.

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  Distribution of liquefied petroleum gas (LPG)

  In 2022, the conflict between Russia and Ukraine increased the volatility of oil prices, especially in the first half of the year, with a direct impact on international LPG prices. As a result, Petrobras announced a new adjustment in LPG prices in March 2022. In the second half of 2022, international oil prices fell. Consequently, in September, October, November, and December 2022, Petrobras made new adjustments to LPG prices, reducing prices by approximately 23% when comparing August 2022 to December 2022.

  In May 2023, Petrobras announced that fuel prices (including LPG) would no longer be guaranteed at the international parity price, as per the previous pricing policy. The new pricing policy aims to avoid immediately passing on episodes of high market volatility to consumers. Besides the change in pricing policy, LPG prices were affected by the change in the ICMS taxation rule. Starting in May 2023, the tax changed from “ad rem” to “ad valorem,” with a fixed value per state of R$ 1.257/kg.

  Petrobras made a price adjustment in July 2024, increasing prices by 9.7%.

  In recent years, Petrobras' pricing policy has followed international parity prices. The table below shows Petrobras' adjustments for LPG over the last three years:

% Petrobras LPG prices adjustments
Mar-22	16.2%
Apr-22	-5.6%
Sep-22	-10.4%
Nov-22	-5.3%
Dec-22	-9.7%
May-23	-21.1%
Jul-23	-3.9%
Jul-24	9.6%

  Any sharp fluctuation in LPG prices may impact Ultragaz's results if it is unable to pass through the costs or if the sales volume is impacted by higher prices. In addition, LPG bulk sales are correlated to economic growth, and thus, an acceleration or deceleration of the Brazilian GDP can affect Ultragaz's total sales volume. In the LPG market, total volume grew by 2% compared to 2023, according to ANP data. This growth was driven by a 6% increase in the bulk segment, driven by the country's economic growth, and a 1% increase in the bottled segment

  Effects of inflation over operating costs and expenses

  Ultrapar’s operating costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2024, 2023 and 2022, the variation of IPCA (Consumer Prices Index), was 4.8%, 4.6% and 5.8%, respectively.

  Financial result

  Ultrapar's net financial result mainly includes interest income and expenses on financial investments and financing and exchange rate variation. Therefore, the main impacts and risks of exchange and interest rates are described in the sections below.

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  Market risk – Exchange rate

  As of December 31, 2024, the Company had a net foreign currency liability position of R$ 617.5 million (US$ 99.7 million), consisting of foreign currency liabilities totaling R$ 7,659.1 million (US$ 1,236.9 million), primarily including foreign currency loans, gross of transaction costs and discounts, and accounts payable from imports, net of advances to foreign suppliers, partially offset by foreign currency assets totaling R$ 7,041.6 million (US$ 1,137.2 million), primarily including investments indexed to the US dollar and hedging instruments used to manage exchange rate fluctuations and exposure to foreign currency receivables. For more information on our exchange rate risk, see Note 26.a of our consolidated financial statements.

  Market risk – Interest rate

  As of December 31, 2024, the Company had a net liability position exposed to floating interest rates of R$ 6,337.7 million (US$ 1,023.5 million), primarily including DI-linked loans totaling R$ 3,515.0 million (US$ 567.6 million), hedge instruments swapping fixed rates, inflation-indexed rates, or fixed foreign currency rates for floating interest rates totaling R$ 6,380.1 million (US$ 1,030.3 million), partially offset by cash, cash equivalents, or financial investments in Brazilian reais linked to floating rates totaling R$ 3,558.1 million (US$ 574.6 million). For more information on our interest rate risk, see Note 26.a of our consolidated financial statements.

  Sensitivity analysis with devaluation of the Real and interest rate increase

  The table below demonstrates the effects of exchange rate variation in different scenarios, based on the net liability position of R$ 617.5 million in foreign currency as of December 31, 2024:

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on income or loss	(28,637)	(260,723)
Total	(28,637)	(260,723)

  (i) The average U.S. dollar rate of R$ 6.4226 was used for the sensitivity analysis, based on future market curves as of December 31, 2024 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real in the statement of income. The closing rate considered was R$ 6.1923. The table above shows the effects of the exchange rate changes on the net liability position of R$ 617,478 (or US$ 99,716 using the closing rate) in foreign currency as of December 31, 2024.

  (ii) For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 10.88% and the sensitivity rate was 14.77% according to reference rates made available by B3.

  2.3 - Comments on:

  a.     Changes in accounting practices that have resulted in significant effects on the information included in fields 2.1 and 2.2

  There are no IFRS standards, amendments and interpretations issued by the IASB which are effective and that could have significant impact on the financial statements as of December 31, 2023 and 2024 that have not been adopted by Ultrapar.

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  b.    Modified opinions and emphases of matters present in the auditor's report

  None.

  2.4    -  Comments on material effects that the events below have caused or are expected to cause on the issuer’s financial statements and results:

  a.       Introduction or disposal of operating segment

  Not applicable.

  b.       Establishment, acquisition or sale of ownership interest

  Hidrovias do Brasil

  In March 2024, Ultrapar reported that, through a subsidiary, it signed a stock purchase agreement with Pátria HBSA Co-Investimento – Fundo de Investimentos em Participações Multiestratégia; Pátria Infraestrutura Brasil Fundo de Investimento em Participações Multiestratégia; Pátria Infraestrutura Fundo de Investimento em Participações Multiestratégia; and Sommerville Investments B.V. to acquire 128,369,488 shares of Hidrovias, representing 16.88% of its share capital, for R$ 3.98 per share. The transaction was concluded in May 2024, when Ultrapar also announced that it held shares representing 19.09% of Hidrovias's share capital, totaling a 35.97% stake.

  Also in May 2024, upon obtaining sufficient evidence demonstrating its power to exercise significant influence over Hidrovias's financial and operational policy decisions, the Company began recognizing its equity interest as an investment in an associate with significant influence.

  Subsequently, throughout December 2024, Ultrapar acquired additional shares through the stock exchange (B3) and reached a 41.94% stake in Hidrovias's share capital.

  On December 26, 2024, Ultrapar signed an Advance for Future Capital Increase instrument with Hidrovias for an amount of R$ 500,000, which will be used for the future subscription and payment of Hidrovias shares in a capital increase to be approved by Hidrovias's Board of Directors in the first quarter of 2025.

  For more information, refer to Note 28.a in our 2024 financial statements.

  Conclusion of Witzler acquisition by Ultragaz

  On June 10, 2024, Ultrapar, through its subsidiary Ultragaz, signed an agreement to acquire a 51.7% stake in Witzler Participações S.A. ("Witzler"). The initial payment, including a capital contribution of R$ 49.5 million, totaled R$ 104.5 million. The remaining amount of the transaction, totaling R$ 40.9 million, will be paid after fulfilling contractual clauses.

  The acquisition is aligned with Ultragaz's strategy to expand the offering of energy solutions to its customers, enhancing its reach, commercial strength, brand, and extensive base of business and residential customers, consistent with what Ultrapar has been informing its shareholders and the capital market.

  For more information, refer to Note 28.b in our 2024 financial statements.

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  c.           Unusual events or transactions

  Not applicable.

  2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form, non-accounting measurements, such as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) or EBIT (Earnings Before Interest and Taxes), the issuer must:

    Inform the amount of the non-accounting measurements

(R$ million)	2024

Net cash (debt)¹	(7,755.6)

  ¹ Considers leases payable of R$ 1,485.2 million

  b.       Reconcile the amounts disclosed with the amounts in the audited financial statements
(R$ million)	2024

Cash and cash equivalents	2,071.6
Financial investments and hedge derivative financial instruments – current	2,553.0
Financial investments and hedge derivative financial instruments – non-current	3,407.1
Loans, financing, debentures, hedge derivative financial instruments and leases payable – current	(3,869.2)
Loans, financing, debentures, hedge derivative financial instruments and leases payable – non-current	(11,918.0)

Net cash (debt)	(7,755.6)

  c.       Explain the reason why the issuer understands that such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

  Net cash (debt)

  The disclosure of information about net cash aims to present an overview of the debt and financial position of the Company. Net debt is equal to cash, financial investments, and the asset position of short-term and long-term hedge derivative financial instruments, minus loans, financing, debentures, the liability position of hedge derivative financial instruments, and short-term and long-term lease payables.

  Net debt is not a measure of financial performance or liquidity under the accounting practices adopted in Brazil or IFRS. Ultrapar uses, in the management of its businesses, net debt as a way to evaluate its financial position. We believe that this measure works as an important tool to periodically compare the Company's financial position, as well as to base certain management decisions, which is why we believe it is important to include it in the Reference Form. However, these non-accounting measures are not indicators of financial performance in accordance with accounting practices, they do not have standardized meanings and methodologies, and they may not be directly comparable with metrics of the same or similar name published by other companies due to different calculation methodologies or items that may be subject to interpretation. Although non-accounting measures are frequently used by market investors and Management to analyze its financial and operating position, potential investors should not base their investment decision on this information as a substitute for accounting measures or as an indication of future results.

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  2.6 - Identify and comment on any event after the reporting period of the last financial statements that substantially change them

  The authorization for issuance of Ultrapar's consolidated financial statements for the year ended December 31, 2024 was given by the Board of Directors on February 26, 2024. Below is a list of events that occurred between the two dates. For further details on subsequent events after this date, please refer to the "Events after the Reporting Period" section of the 2024 quarterly information.

  External financing by Ultragaz

  On February 14, 2025, Ultragaz obtained external financing (without financial covenants) in the amount of US$ 100 million (equivalent to R$ 577.9 million at the time of the transaction), with financial charges of SOFR + 0.91% p.a. and maturity on February 13, 2026. Additionally, U.S. dollar interest rate and foreign exchange hedging instruments were contracted, swapping financial charges to 102.9% of the DI rate.

  Constitutional funding by Ultracargo

  On February 6, 2025, Ultracargo obtained constitutional funding for the Northeast region (without financial covenants) in the amount of R$ 101.0 million, with financial charges of IPCA + 2.93% p.a. and maturity on November 15, 2041. Additionally, interest rate hedging instruments were contracted, swapping financial charges to 69.95% of the DI rate.

  Issuance of shares

  On February 26, 2025, the Company’s Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of Ultrapar's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the incorporation of all Extrafarma shares by the Company, approved by the Extraordinary General Shareholders’ Meeting of the Company held on January 31, 2014. The share capital of the Company is now represented by 1,115,507,182 common shares, all of which are registered and without par value. The issuance of shares resulting from the partial exercise of subscription warrants does not generate increase of share capital value, since the entirety of Extrafarma’s assets was already reflected in Ultrapar’s statement of financial position on the act of incorporation of shares.

  2.7 – Comments on the allocation of the social results, indicating:

  a.     Rules on retained income

  According to Ultrapar's Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 17, 2024, once the statement of financial position and the financial statements for the year have been prepared and after deducting the accumulated losses, the provision for income tax payment and, if applicable, the provision for management’s profit sharing, 5% of the net income will be set aside to form the legal reserve, until it reaches 20% of the share capital. The remaining income will have the following allocation:

  i.  25% for the payment of mandatory dividend to shareholders, deducted by semiannual or interim dividends that may have already been declared;

  ii.  by proposal of the management bodies, up to 75% for the constitution of the investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital, in order to allow new investments to be made, up to the limit of 100% of the share capital, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the share capital  and, once such limit is reached, the General Shareholders’ Meeting shall determine the allocation of the surplus through an increase of the capital or in dividends distribution; and

  iii.  the balance will be allocated according to the resolution adopted at the General Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

  The allocation of the amounts not only to the legal reserve, but also to the statutory reserve for investments in accordance with article 194 of the Brazilian Corporate Law and article 53.b of the Company's Bylaws, will be submitted for approval by the shareholders at the Annual and Extraordinary General Meeting to be held on April 16, 2025, in order to preserve the integrity of the Company's assets and strengthen its capital, allowing for new investments.

  i.    Amounts of retained earnings

  As of December 31, 2024, the Company retained R$ 118.1 million as legal reserve and R$ 1,475.3 million as statutory reserve for investments. The Company has not retained any amount as a retained earnings reserve. Additionally, the Company did not have any amount in tax incentive reserve, contingency reserve, and unrealized profit reserve.

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  ii.    Percentages in relation to total reported income

       Legal reserve: 5%
       Statutory reserve: 62%
       Retained earnings reserve: N/A

  b.       Rules on dividend distribution

  Ultrapar declares and pays dividends and/or interest on equity, in accordance with the Brazilian Corporation Law and its Bylaws. The Board of Directors may approve the distribution of dividends and/or interest on equity, calculated based on the Company's annual or semiannual financial statements or financial statements for shorter periods. The amount of any distributions will depend on a number of factors, such as the Company's financial situation, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters that the Board of Directors and shareholders may consider relevant.

  According to the rules mentioned above contained in the Company's Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 17, 2024, the Company must distribute to the shareholders a minimum mandatory dividend equivalent to 25% of the net income remaining after forming the legal reserve.

  c.        Frequency of dividend distributions

  Within the first four months following the end of each fiscal year, the shareholders meet in an Annual General Shareholders’ Meeting to deliberate, among other matters, on the allocation of net income calculated in the year and the distribution of dividends to the shareholders. In 2024, Ultrapar distributed dividends on March 15 (related to the second half of 2023) and on August 23 (related to the first half of 2024).

  Furthermore, Ultrapar distributed dividends on March 14, 2025, as a complement to the amount already distributed in August 2024, referring to 2024.

  Ultrapar usually adopts the practice of semiannual distribution of dividends. In this case, the interim dividends are paid after the presentation of the second quarter financial statements and the remainder is paid after the presentation of the annual financial statements.

  According to the current legislation, dividends not claimed within three years are reverted to the Company.

  d.       Any restrictions on dividend distribution imposed by legislation or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

  The distribution of dividends will be subject to the limits set by the Brazilian Corporate Law, both quantitatively and regarding the frequency of its distribution, and the mandatory dividend will be equivalent to at least 25% of the adjusted net income, under the terms of the Bylaws and the Brazilian Corporate Law.

  The distribution of dividends above the established minimum level depends on cash management parameters, in light of investment opportunities and debt reduction and their respective financial costs.

  e.       If the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval and, if the issuer discloses the policy, the locations on the internet where the document can be found

  The Company does not have a formally approved policy for net income allocation. However, article 53 of its Bylaws approved at the Annual and Extraordinary General Shareholders’ Meeting of April 17, 2024 establishes that 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the share capital. For further information, see Note 2.7.a.

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  2.8 – Description of relevant items not disclosed in the issuer's financial statements, indicating:

  a.                    Assets and liabilities held by the issuer, whether directly or indirectly, which are off-balance sheet items, such as:

  i.           Receivables portfolios written off, over which the entity has not retained nor substantially transferred the risks and rewards of ownership of the asset transferred, indicating the respective liabilities

  Not applicable.

  ii.          Future purchase and sale of products or services contracts

  Not applicable.

  iii.        Unfinished construction contracts

  Not applicable.

  iv.         Future financing agreements

  Not applicable.

  b.                    Other off-balance sheet items

  Not applicable.

  2.9 Comments on off-balance sheet items in item 2.8

              How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

  Not applicable.

  b.           Nature and purpose of the transaction

  Not applicable.

  c.            Nature and amount of obligations assumed by and rights conferred upon the issuer due to the transaction

  Not applicable.

  2.10 Comments on the main elements of the issuer’s business plan, specifically exploring the following topics:

  a.                  Investments

  i.                   Quantitative and qualitative description of the investments in progress and the estimated investments

  In 2024, Ultrapar invested R$ 2.2 billion, of which R$ 1.3 billion (59%) was allocated to business expansion and R$ 909 million to maintenance and other investments.

  Regarding the investment plan disclosed for 2024, the reduction is mainly explained by the phasing of projects that will be completed in 2025 (mainly infrastructure projects of Ipiranga and new terminals of Ultracargo) and by greater efficiency in project execution.

  Ipiranga invested R$ 1.001 billion in 2024,  primarily allocated to the expansion and maintenance of service station and franchise networks, logistics infrastructure, and technology platform upgrades. Of the total investments, R$ 259 million refer to additions to fixed and intangible assets, R$ 632 million to contractual assets with customers (exclusive rights), and R$ 110 million to installments of financing granted to customers and rent advances, net of receipts.

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  Ultragaz invested R$ 437 million in 2024, mainly in facilities for new bulk customers, acquisition and replacement of bottles, expansion into new energy sectors, and operational maintenance.

  Ultracargo’s investments totaled R$ 677 million in 2024, focusing on construction or expansion projects at the terminals in Palmeirante, Opla, Itaqui, Santos, and Rondonópolis, payments for concessions at Vila do Conde and Itaqui, and improvements for operational efficiency, maintenance, and safety at the terminals.

  For 2025, the investment plan totals R$ 2.542 billion, as communicated to the market on February 6.

  The portion of investments in expansion (~60% of the total) prioritizes investments for the continued growth of the businesses, through capacity and capillarity exapnsion, and efficiency and productivity gains.

  At Ipiranga, investments in expansion are mainly focused on the branding of service stations, the expansion of the logistics infrastructure, and the TRR segment.

  At Ultragaz, investments in expansions are mainly focused on capturing new customers in the bulk segment, expanding new energies and infrastructure.

  Ultracargo will focus its expansion investments mainly on concluding the increase in installed capacity at Santos (SP), Palmeirante (TO), and Rondonópolis (MT), the Opla railway branch, and the ongoing expansion in Itaqui (MA). Additionally, the plan considers the start of expansion in Suape (PE), with 40,000 m3 increase in installed capacity, expected to be completed in 2026.

  Maintenance investments (~40% of the total) will be allocated to the sustaining of the business, and mainly include investments in assets' maintenance, safety, revitalization of service station, and acquisition of bottles. Additionally, Ipiranga will invest in its technology platform for ERP and satellite systems, with productivity and efficiency gains.

  ii.                        Sources of financing investments

  For more details on the investment financing sources, see “Item 2.1.d. Funding sources used for working capital and investments in non-current assets” and “Item

  2.1.e. Funding sources for working capital and investments in non-current assets to be used in the event of liquidity shortfalls”.

  iii.                        Relevant divestments in progress and planned divestments

  There are no relevant divestments in progress or planned.

  b.                        Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

  There are no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

  c.                        New products and services

  i.       Description of research in progress already disclosed

  ii.     Total amounts spent by the issuer on research to develop new products or services

  iii.     Disclosed projects under development

  iv.     Total amounts spent by the issuer to develop new products or services

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  Ultrapar

  Ultrapar seeks to promote a culture of innovation across all companies in its portfolio. In 2024, through the Ultra Innovation Talks forum, it fostered debate on innovation and technology trends and their applicability within the organization, it also encourage the sharing of best practices and identificaiton of potential synergies among the Group's businesses.

  The venture capital UVC Investimentos supports the internal innovation process, with investments in 7 active startups that may have adjacent or potentially disruptive impacts to the portfolio businesses.

  Ipiranga

  At Ipiranga, a major transformational movement in the company's technology platform began. One of the main projects replacing of the operational system (ERP), which will bring significant improvements to company processes, making them more automated and efficient, and enhacing decision-making. Throughout the year, Ipiranga also adopted a new methodology for product innovation, refining the planning and execution phases and ensuring its Research & Development (R&D) process aligns more closely with sustainable and responsible practices. Another highlight of the year was the return of Texaco gas stations to Brazil, thanks to a partnership with Chevron. For this, an innovative business model was developed where the reseller exclusively represents the Texaco brand in a region and collaboratively develops strategies with Ipiranga to boost their business. ICONIC, the joint venture between Ipiranga and Chevron, inaugurated its new Technology Center at its production unit in Duque de Caxias (RJ), making it one of the main private R&D centers in the lubricant sector in Latin America. As part of Ipiranga's ecosystem, AmPm continued forming new partnerships to deliver innovative and memorable experiences to its customers. In early 2024, it formed a joint venture with Krispy Kreme to bring the brand's donuts exclusively to its proprietary and franchise store network.

  Ultragaz

  Ultragaz delivered various innovative solutions to its customers in 2024, the result of a consistent R&D trajectory that has intensified since 2020. One of this solutions was the distribution of its first batch of BioLPG, in partnership with Refinaria Riograndense (RPR), in which Ultrapar holds a stake. Produced with soybean oil, BioLPG is a renewable alternative that has the same technical specifications and efficiency as LPG. It does not require changes to customers' existing infrastructure and reduces greenhouse gas (GHG) emissions—compared to coal, the reduction can reach up to 80%. Additionally, the distribution of biomethane by NEOGás was innovative in marketing renewable gas outside the country's pipeline network, enabling its interiorization and greater accessibility. Another milestone was the authorization granted by the National Agency of Petroleum, Natural Gas, and Biofuels (ANP) to evaluate LPG in new applications, which allowed Ultragaz to test Brazil's first irrigation pump powered by LPG, which can help address decarbonization challenges of agribusiness. Once again, the company was recognized at the Top Open Corps award as one of the organizations most engaged in open innovation with startups in Brazil – ranking second in the Oil & Gas category.

  Ultracargo

  Ultracargo continued to invest in incorporating cutting-edge technologies into its operations to further enhance safety and efficiency levels. A key innovation in 2024 was using robots for cleaning and inspecting water tanks in the fire-fighting system. This technology, used for the first time at the Itaqui terminal (MA), avoids draining the tank, preventing water waste, and eliminates the need for personnel to enter the tank, reducing exposure to hazardous activities. Other highlights included the development of solutions for coating equipment handling corrosive products, reducing operational risks. Drones were also deployed for inspecting tank top valves, increasing productivity while significantly minimizing the risk of working at heights. Additionally, Ultracargo developed PIVO (Integrated Sales and Operations Pipeline), a tool that establishes a fully digital and traceable process between customer demands and internal approval flows, streamlining customer service responses. In artificial intelligence, an assistant was created to facilitate supply database queries, yielding significant efficiency gains.

  d.                        Opportunities included in the issuer's business plan related to ESG matters

  Sustainability is part of Ultrapar's strategy and its businesses, and various opportunities were realized in 2024.

  The acquisition of a significant equity stake in Hidrovias do Brasil by Ultrapar is an example of investment in a lower emission transportation mode compared to rail and road.

   Ipiranga focused on the sale of the premium Ipimax line, which improves vehicle performance and reduces greenhouse gas (GHG) emissions. Ipimax represented 11.6% of the product mix, a significant increase compared to 2023. Ipiranga Empresas expanded contracts for Ipimax Diesel R5, which contains 5% green diesel in addition to the mandatory blend, as well as supporting customers in emission offset strategies through the acquisition of carbon credits.

   Ultragaz acquired a stake in Witzler, expanding its renewable energy portfolio for high-voltage customers, complementing Ultragaz Energia Inteligente, which has been offering renewable energy to low-voltage customers since 2022. NEOgás contributed to the expansion of biomethane supply, supporting customers in their decarbonization strategies. One example is ICONIC, a joint venture between Ipiranga and Chevron, which began supplying biomethane to the boilers at its Duque de Caxias (RJ) factory, anticipating the achievement of its goal of a 43% GHG emission reduction. Additionally, in partnership with Refinaria Riograndense, it became the first in the country to offer BioLPG.

   Ultracargo is committed to reduce 80% of its direct GHG emissions by 2030. The company continued its expansion, strengthening strategic supply chains, especially in agribusiness and corn ethanol. With multipurpose terminals, the company ended 2024 with 8% of its net revenue from ethanol storage, a growth of 26.3 percentage points compared to the previous year.

  2.11 - Comments on other factors that have materially influenced operational performance and that have not been identified or commented on in the other items of this section

  No other relevant factors influenced the Company's performance in 2024.

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  Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2024

1. Inform net income for the fiscal year¹	2,362,740

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared
Total amount	769.272
Amount per common share (R$) - Interim dividends	0.25
Amount per common share (R$) - Complementary dividends	0.45

3. Inform the percentage of distribution of the net income for the fiscal year	33%

4. Inform the total amount of dividends and dividends per share based on the net income of previous years
Total amount	-
Amount per common share (R$) - Interim dividends	-

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common share	-

b. Form and term of dividend and interest on equity payments
Form of payment	-
-
Payment term

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of the declaration of payment of dividends and interest on equity taken into account to identify shareholders entitled to receive it	-

6. In the event of dividends or interest on equity declared based on net income with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity already declared	275.971

b. Inform the date of the respective payments	08/23/2024

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(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2024
7. Provide a comparative table indicating the following values per share of each type and class

a. Net income for the fiscal year and for the three previous years²
Amount per common shares (R$) - 12.31.2024	2.1438
Amount per common shares (R$) - 12.31.2023	2.2272
Amount per common shares (R$) - 12.31.2022	1.6491
Amount per common shares (R$) - 12.31.2021	0.7799

b. Dividends and interest on equity distributed in the three previous years

12.31.2023	713,482
Amount per common share (R$) - Interim dividends³	0.2491
Amount per common share (R$) - Complementary dividends	0.4000

12.31.2022	559,519
Amount per common share (R$) - Interim dividends	0.4125
Amount per common share (R$) - Complementary dividends	0.1000

12.31.2021	403,970
Amount per common share (R$) - Interim dividends	0.2000
Amount per common share (R$) - Complementary dividends	0.1704

8. If there is destination of income to the legal reserve

a. Identify the amount allocated to legal reserve	118,137

b. Detail the method for the calculation of the legal reserve	Article 193 - Brazilian Corporate Law: Of the net income for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the capital stock. Article 53 - Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

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(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2024
9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net income for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

10. With respect to the mandatory dividend

a. Describe the method for calculation set forth in the bylaws	Article 53 - Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock. §1 The remaining profit will have the following destination: a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed.

b. Inform if the dividend is being fully paid	Yes

c. Inform the amount eventually retained	-

11. In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	-

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify why dividends were retained	-

76

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2024
12. In the event of allocation of income to the contingency reserve

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of allocation of income to the unrealized profit reserve

a. Identify the amount allocated to the unrealized profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-
-
14. In the event of allocation of income to statutory reserve[4]

a. Describe the statutory clauses which establish the reserve	Article 53 - Bylaws - item b)

b. Identify the amount allocated to the reserve[5]	1,479,370

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 75% of adjusted net income may be used to create an investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the Shareholders’ Meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends.

77

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2024
15. In the event of retention of income under the capital budget

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of allocation of income to the tax incentive reserve

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the allocation	-

¹ Net income of Ultrapar's shareholders.

² Number of shares used for the calculation does not include shares held in treasury of the Company and considers the following issuances approved in the Company's Board of Directors meetings: (i) 70,939 common shares on February 24, 2021, (ii) 31,032 common shares on August 11, 2021, (iii)) 43,925 common shares on February 23, 2022, (iv) 21,472 common shares on August 3, 2022, (v) 31,211 common shares on February 15, 2023, (vi) 8,199 common shares on August 9, 2023, (vii) 191,778 common shares on February 28, 2024 and (viii) 35,235 common shares on August 7, 2024.

³ With income tax withholding at a rate of 15%, net interest on equity was R$ 0.35060 per share, except for corporate shareholders that are proven to be immune or exempt.

[4] Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law.

[5] Includes the realization of the revaluation reserve, net of income tax and social contribution, of R$ 136, write-off of prescribed dividends of R$ 3,369 and gains resulting from change in investment participation of R$ 534.

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  Exhibit V – Information regarding the candidates for members of the Board of Directors and the candidates for the Fiscal Council appointed or supported by the management, pursuant to items 7.3 to 7.6 of the Reference Form and to the New Market Regulation
  7. Annual General Shareholders’ Meeting (“AGM”) and Management

  7.3.              Information about the candidates for the Board of Directors and the Fiscal Council appointed or supported by the management

  Board of Directors

Name	Date of birth	Profession	CPF or passport number	Gender	Skin color	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Will be elected by the Controller	Consecutive terms	Date of the first term
Fabio Venturelli	10/25/1965	Engineer	114.256.038-40	Male	White	Member of the Board of Directors (effective/ independent)	04/16/2025	Up to 2027 AGM	See table below	No	1	2023 AGM
Flávia Buarque de Almeida	08/04/1967	Business executive	149.008.838-59	Female	White	Member of the Board of Directors (effective/ independent)	04/16/2025	Up to 2027 AGM	See table below	No	3	2019 AGM
Francisco de Sá Neto	10/27/1965	Engineer	359.663.195-53	Male	White	Member of the Board of Directors (effective/ independent)	04/16/2025	Up to 2027 AGM	See table below	No	1	2023 AGM
Jorge Marques de Toledo Camargo	04/28/1954	Geologist	114.400.151-04	Male	White	Member of the Board of Directors (effective/ independent)	04/16/2025	Up to 2027 AGM	See table below	No	5	2015 AGM
José Mauricio Pereira Coelho	08/04/1966	Accountant	853.535.907-91	Male	White	Member of the Board of Directors (effective/ independent)	04/16/2025	Up to 2027 AGM	See table below	No	5	2015 AGM
Marcelo Faria De Lima	12/01/1961	Economist	715.269.947-04	Male	White	Member of the Board of Directors (effective/ independent)	04/16/2025	Up to 2027 AGM	See table below	No	1	2023 AGM
Marcos Marinho Lutz	12/30/1969	Engineer	147.274.178-12	Male	White	Member of the Board of Directors (effective)	04/16/2025	Up to 2027 AGM	See table below	No	1	2023 AGM
Peter Paul Lorenço Estermann	07/28/1957	Engineer	279.185.726-53	Male	White	Member of the Board of Directors (effective)	04/16/2025	Up to 2027 AGM	See table below	No	1	2023 AGM
Vânia Maria Lima Neves	06/14/1965	Mathematics	849.481.757-49	Male	Black	Member of the Board of Directors (effective/ independent)	04/16/2025	Up to 2027 AGM	See table below	No	0	2025 AGM

  At a meeting held on March 14th, 2025, of which the minutes are filed on the CVM and the Company's website, the Board of Directors evaluated and confirmed the adherence of each candidate to the Corporate Nomination Policy for Members of the Board of Directors, as well as the classification of each candidate as an independent director, in light of the provisions of the New Market Regulation and the declaration of independence presented by the candidates.

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  l. Main professional experiences over the last 5 years

  ❖    Board of Directors (effective members)

  Fabio Venturelli

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultracargo Logística S.A.	Member of the Board of Directors (2025 – current)	Company operating in port operations, transport logistics, storage and movement of bulk products and related activities	Yes
Ultrapar Participações S.A.	Member of the Board of Directors (2023 – current) Member of the Investments Committee (2023 – current)	Economic group operating in energy and infrastructure	Yes
São Martinho S.A.	Chief Executive Officer (2007 – current)	São Martinho economic group, operating in the sugar and ethanol production segment	No
Bioenergética São Martinho S.A.	Chief Executive Officer (2010 – current)		No
Bioenergética Santa Cruz S.A.	Chief Executive Officer (2014 – current)		No
Bioenergética Boa Vista S.A.	Chief Executive Officer (2019 – current)		No
Bioenergética São Martinho Ltda	Chief Executive Officer (2019 – current)		No
São Martinho Logística e Participações S.A.	Chief Executive Officer (2014 – current)		No
São Martinho Inova S.A.	Chief Executive Officer (2013 – current)		No
São Martinho Terras Agrícolas S.A.	Chief Executive Officer (2016 – current)		No
São Martinho Terras Imobiliárias S.A.	Chief Executive Officer (2007 – current)		No
Biometano Santa Cruz Ltda.	Chief Executive Ofiicer (2023 – current)	São Martinho economic group, operating in the biomethane production segment
CTC Centro de Tecnologia Canavieira S.A.	Member of the Board of Directors (2015 – current) Member of the Related Parties Committee (2021 – current) IPO Committee Coordinator (2023 – current)	Company operating in the development and integration of disruptive technologies in the sugar-based energy industry	No
Braskem S.A.	Member of the Board of Directors (2018 – 2020)	Company operating in the chemical and petrochemical sector	No

80

  Flávia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultra Mobilidade S.A.	Member of the Board of Directors (2025 – current)	Company with equity interest in other companies	Yes
Ultrapar Participações S.A.
    Member of the Board of Directors (2019 – current)
    Member of the Investment Committee (2019 – 2023)
    Coordinator of the People and Sustainability Committee (2023 – current)
    Member of the Conduct Committee (2023 – current)
		Group operating in energy and infrastructure	Yes
Península Capital S.A.	Chief Executive Officer (2019 – 2024) Member of the Board of Directors (2019 – current) Officer (2013 – 2019) Partner (2013 – 2025)	Company specialized in investments	No
O3 Gestão de Recursos Ltda.	Member of the Board of Directors (2021 – 2024) Officer (2017 – 2021)	Company specialized in investments	No
Groupe Carrefour S.A.	Member of the Board of Directors (2017 – current)	Company in the retail segment	No
Atacadão S.A.	Member of the Board of Directors (2022 – current)	Company in the retail segment	No
W2W E-Commerce de Vinhos S.A.	Member of the Board of Directors (2016 – current)	Company in the retail segment	No
BRF S.A.	Member of the Board of Directors (2017 – 2022) Officer (2018 – 2022)	Company in the food segment	No

81

  Francisco de Sá Neto

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Companhia Ultragaz S.A.	Member of the Board of Directors (2025 – current)	Company operating in the gas distribution, import and export market, trade in various products and operation of commercial establishments intended to function as convenience stores	Yes
Ultrapar Participações S.A.	Member of the Board of Directors (2023 – current) Member of the People and Sustainability Committee (2023 – current)	Group operating in energy and infrastructure	Yes
Votorantim Cimentos	Member of the Board of Directors (2018 – current)	Company operating in building materials and sustainable solutions	No
E2F Participações S.A.	Partner (2018 – current)	Company specialized in investments	No

82

  Jorge Marques de Toledo Camargo

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultracargo Logística S.A.	Member of the Board of Directors (2025 – current)	Company operating in port operations, transport logistics, storage and movement of bulk products and related activities	Yes
Ultrapar Participações S.A.
    Chairman of the Board of Directors (2023 – current)
    Member of the Audit and Risks Committee (2021 – 2023)
    Member of the Investment Committee (2019 – current)
    Member of the Board of Directors (2015 – current)
		Group operating in energy and infrastructure	Yes
Vast Infraestrutura S.A.	Member of the Board of Directors, Coordinator of the People, Sustainability and Governance Committee (2020 – current)	Company in the infrastructure and logistics sector, specializing in oil handling	No
CEBRI – Centro Brasileiro de Relações Internacionais	Member of the Board of Trustees (2018 – 2023)	Reference think tank in international relations in Brazil	No
Instituto Brasileiro de Petróleo, Gás e Biocombustíveis – IBP	Member of the Board of Directors (2010 – 2023) Chief Executive Officer (2015 – 2018)	Non-profit association focused on the development of the oil, natural gas and biofuels sector	No
Prumo Logística S.A.	Member of the Board of Directors and of the Strategy Committee, Coordinator of the People, Integrity and Sustainability Committee (2014 – current)	Company in the infrastructure and logistics sector	No

83

  José Mauricio Pereira Coelho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Coordinator of the Audit and Risks Committee (2023 – current) Member of the Audit and Risks Committee (2019 – current) Member of the Board of Directors (2015 – current)	Group operating in energy and infrastructure	Yes
Banco Santander S.A.	Member of the Risk and Compliance Committee (2023 – current)	Financial institution	No
Vale S.A.	Chairman of the Board of Directors (2019 – 2021) Member of the Board of Directors (2021)	Company in the mining segment	No
ABRAPP – Associação Brasileira das Entidades Fechadas de Previdência Complementar	Chairman of the Decision-Making Council (2018 – 2021)	Representative of closed private pension entities	No
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	Chief Executive Officer (2018 – 2021)	Management fund	No

  Marcelo Faria de Lima

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Companhia Ultragaz S.A.	Member of the Board of Directors (2025 – current)	Company operating in the gas distribution, import and export market, trade in various products and operation of commercial establishments intended to function as convenience stores	Yes
Ultrapar Participações S.A.	Member of the Board of Directors (2023 – current) Member of the Risk and Audit Committee (2023 – current)	Group operating in energy and infrastructure	Yes
Veste S.A. Estilo	Chairman of the Board of Directors (2008 – current)	Company in the retail segment of clothing, accessories, cosmetics, and home furnishings	No
Metalfrio Solutions, S.A.	Chairman of the Board of Directors (2004 – current)	Manufacturer of plug-in commercial refrigeration equipment	No
Klimasan Klima Sanayi ve Ticaret, AS	Chairman of the Board of Directors (2009 – current)	Company in the commercial refrigeration segment	No

84

  Marcos Marinho Lutz

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultracargo Logística S.A.	Chairman of the Board of Directors (2025 – current)	Company operating in port operations, transport logistics, storage and movement of bulk products and related activities	Yes
Companhia Ultragaz S.A.	Chairman of the Board of Directors (2025 – current)	Company operating in the gas distribution, import and export market, trade in various products and operation of commercial establishments intended to function as convenience stores	Yes
Ultra Mobilidade S.A.	Chairman of the Board of Directors (2025 – current)	Company with equity interest in other companies	Yes
Hidrovias do Brasil S.A.	Chairman of the Board of Directors (2024 – current)	Intermunicipal, interstate and international, inland waterway freight transport company, except crossings	Yes
Ultrapar Participações S.A.

    Vice Chairman of the Board of Directors (2023 – current)
    Member of the People and Sustainability Committee (2023 – current)
    Chief Executive Officer (2022 – current)
    Member of the Board of Directors (2021 – 2022)
		Group operating in energy and infrastructure	Yes
Ultra S.A. Participações	Director (2021 – current)	Holding company that holds 25% of Ultrapar's capital stock	Yes
Votorantim S.A.	Member of the Board of Directors (2020 – current)	Holding company with operations in several segments	No
Corteva Agriscience	Member of the Board of Directors (2019 – current)	Agriscience company fully dedicated to agriculture	No
Federação das Indústrias do Estado de São Paulo - Fiesp	Chairman of the Infrastructure Council (2015 – 2021)	Federation that fosters industrial activity, seeks more competitiveness, and promotes ways to reduce production costs and downsizing of the sector	No
Rumo Logística S.A.	Member of the Board of Directors (2008 – 2020) Chairman of the Board of Directors (2020)	Provision of cargo transportation services by rail and road modality	No
Comgás S.A.	Member of the Board of Directors (2008 – 2020)	Economic group operating in the energy sector, through the generation, distribution and sale of natural gas, distribution of fuels and the production and export of sugar and ethanol	No
Raízen S.A.	Member of the Board of Directors (2013 – 2020)		No
Cosan S.A. - Indústria e Comércio	Chief Executive Officer (2009 – 2020)		No
Moove S.A.	Member of the Board of Directors (2008 – 2020)		No

85

  Peter Paul Lorenço Estermann

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultra Mobilidade S.A.	Member of the Board of Directors (2025 – current)	Company with equity interest in other companies	Yes
Ultrapar Participações S.A.	Member of the Board of Directors (2023 – current)	Group operating in energy and infrastructure	Yes
Pátria Investimentos Ltda.	Partner and Chief of Portfolio Management (2021 – 2025)	Specialized investment company	No
GPA	Chief Executive Officer (2018 – 2020)	Company in the food retail segment	No

86

  Vânia Maria Lima Neves

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Vale S.A.	Global Business Solutions Director (2023 – 2025) Chief Technology Officer (2021 – 2023)	Mineral exploration and logistics transportation	No
Instituto Pacto Contra a Fome	Member of the Board of Directors (2023 – current)	Cross-party, multi-sector coalition working to eradicate hunger and food waste	No
Grupo Carrefour Brasil	Independent Member of the Board of Directors (2022 – current)	Company in the retail segment	No
Rede Mulheres Empreendedoras (RME) & Instituto Rede Mulheres Empreendedoras (IRME)	Member of the Advisory Board (2022 – current)	Nonprofit organization focused on social causes, public policies and women in situations of social vulnerability	No
Pontifícia Universidade Católica do Rio de Janeiro	Guest Professor: Organizational Behavior discipline in PUC HR MBA course (2018 – 2021)	Higher education institution	No
GlaxoSmithKline (GSK)
    CIO/IT Director Cluster Brasil, Mexico and Argentina (2020)
    CIO/IT Director Brazil, Pharma (2015 – 2020)
    Innovation Program Lead, Brazil (2018 – 2020)
    IT Director, Brazil, (2013 – 2015)
    IT Director, Brazil & Southern Cone (2009 – 2013)
    LATAM Back-Office Applications Manager (2008 – 2009)
    Brazil Applications Manager (2005 – 2008)
		Pharmaceuticals and biological products, health and vaccines	No

87

  m. Events that occurred during the last 5 years in relation to:
    any criminal conviction
    any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied any final and unappealable conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from carrying out any professional or commercial activity of any kind

  The members of the Board of Directors presented in this document informed the Company that there was no criminal conviction, conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any other judicial or administrative conviction that has suspended or disqualified them for the professional practice and/or commercial activities.

  7.4.         Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not established by the Bylaws

  Jorge Marques Toledo de Camargo, Fabio Venturelli e Peter Paul Lorenço Estermannn effective members of the Company's Board of Directors and candidates for reelection to their positions, currently integrate the Investment Committee. Jorge Marques Toledo de Camargo is the current Coordinator of the Investment Committee.

  José Mauricio Pereira Coelho and Marcelo Faria de Lima, effective members of the Company's Board of Directors and candidates for reelection to their positions, currently integrate the Audit and Risks Committee. José Mauricio Pereira Coelho is the current Coordinator of the Audit and Risks Committee.

  Flávia Buarque de Almeida, Francisco de Sá Neto e Marcos Marinho Lutz, effective members of the Company's Board of Directors and candidates for reelection to their positions, currently integrate, the People and Sustainability Committee. Flávia Buarque de Almeida is the current Coordinator of the People and Sustainability Committee.

  Information about such members is described in item 7.3.

  The other candidates for positions on the Board of Directors do not hold a position in any other committee of the Company or its subsidiaries.

88

  7.5.         Marital relationship, stable union or kinship up to the second degree between:

    the issuer’s management

   None.

  b. (i) the issuer’s officers and directors and (ii) the officers and directors of any of the issuer’s subsidiaries, whether direct or indirect

  None.

       c. (i) The issuer or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the issuer’s direct or indirect controlling                     shareholders

  Not applicable.

       d. (i) the issuer’s officers and directors, and (ii) the officers and directors of any of the issuer’s controlling shareholders, whether direct or           indirect

  None.

  7.6.         Relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer's management and:

    company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds a stake equal to or greater than 99% (ninety-nine percent) of the share capital

  N/A

       b. direct or indirect controlling shareholders

  N/A

       c. if material, any supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or the subsidiaries of any of         the foregoing

  None.

89

  Exhibit VI – Information about the management compensation, under the terms of item 8 of the Reference Form

  8.1. Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executive Officers, Fiscal Council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

    Purpose of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for approving it, the date of its approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

  The purpose of Ultrapar’s Corporate Executive Compensation Policy is to establish compensation principles and criteria for the Company’s Officers, members of the Board of Directors and Fiscal Council, ensuring the application of a competitive compensation strategy aligned with the best market practices and with the interests of Ultrapar’s shareholders and other stakeholders.

  The main elements of such compensation policy and practices adopted by Ultrapar for its management bodies are (i) to align executives’ and shareholders’ interests based on a philosophy of shared risks and rewards and a long-term value generation view; (ii) to cause goals to converge to the Company’s long-term strategy and sustainability; (iii) to foster autonomy with accountability, recognizing distinguished performance and reinforcing meritocracy; and (iv) to be competitive vis-a-vis the relevant market, enabling attraction and retention of the best professionals to manage the Company. In line with these principles, Ultrapar embraces a competitive compensation plan that includes use of financial, operational and value creation metrics to establish variable compensation targets, benefits in line with market practices, and a long-term share-based incentive program.

  Ultrapar’s Corporate Executive Compensation Policy was approved by the Board of Directors on December 4, 2019, and has been periodically reviewed. The latest revision was approved by the Board of Directors in February 2025 after analysis and recommendation by the People and Sustainability Committee. The document is available at the Company’s website (ri.ultra.com.br), under the ‘Governance / Bylaws, Codes and Policies’ section, and at the Brazilian Securities and Exchange Commission’s website (www.cvm.gov.br).

  b. Practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and Executive Officers, indicating:

    The issuer’s bodies and committees that take part in the decision-making process, identifying in what way they participate
    Criteria and methodology used to set individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies
    How often and in what manner does the Board of Directors review the suitability of the issuer’s compensation policy

90

  Ultrapar carries out annual studies and analyses of the management's compensation under the purview of the People and Sustainability Committee, which also reviews the parameters and the guidelines of the Corporate Executive Compensation Policy and other benefits allocated to  management. After making changes as needed, the Committee prepares compensation proposals for submission to the Board of Directors.

  The Company’s studies aim to ensure the competitiveness of the compensation for the Board of Directors and the Statutory Executive Officers and adopt market surveys as a reference. To this end, the market selected by one or more specialized external consultants is considered, as defined by the People and Sustainability Committee, including peer companies to Ultrapar (considering origin of capital, size, complexity, activity and reputation for compensation practices).

  From time to time, the People and Sustainability Committee revises the Corporate Executive Compensation Policy and other benefits, submitting any necessary adjustments for approval by the Board of Directors.

  c.   Compensation breakdown, indicating:

    Description of the several elements that make up compensation, including, in relation to each of them, the following:
    Its purposes and alignment with the issuer’s short, medium and long-term interests

  Ultrapar’s compensation policy and practices are intended to provide short and long-term alignment with the interests of shareholders and with the Company’s continuity. Short and long-term variable compensation, which make up a significant portion of total compensation of the Executive Officers, is tied to growth targets for results and economic value-added, in line with shareholders’ interests. Variable compensation also directs their focus to the strategic plan approved by the Board of Directors. Short-term variable compensation is linked to annual growth targets and financial results (EBITDA, EVA, and operating cash flow), as well as priority matters for the Company, including objectives and key results (OKRs) and individual goals related to behavior and management. Starting in 2024, with the implementation of the OKR model, the Company has fewer short-term goals but of higher relevance, aligned with Ultrapar’s strategic objectives and applied to all employees. This methodology will be fully applied to Ultrapar’s statutory executive officers starting in 2025

  To strengthen the commitment to the ESG agenda, since 2022, all executive officers have in their short-term incentives, goals related thereto, which represent 1/3 of their individual goals. The share-based incentive plan turns executives into shareholders of the company and is a strong element for aligning interests and generating long-term value.

  Board of Directors

    Fixed compensation:
    Fixed fees paid in cash: a fixed monthly amount considering the global compensation approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of the Board members, attempting to maintain compatible levels with the compensation of board members of Ultrapar’s peer companies. The Chairman and Vice-Chairman earn higher amounts than the other members, due to the higher responsibility inherent to the positions.
     Fixed fees in shares: according to the changes approved at the Annual and Extraordinary General Shareholders' Meeting held on April 19, 2023 regarding the compensation model of the Board of Directors, part of the fixed compensation of the members of the Board will be converted into shares, in a single grant at the beginning of the term of office, with a vesting period for the period of the term and lockup period of 2 years after the transfer of the shares. Furthermore, the agreements for the grant of these shares shall include the malus clause, which provides for the retention of unvested shares upon verification of certain irregularities that had benefited the director unlawfully.
91

      Fees for participation in statutory committees: an additional monthly amount equivalent to 1/3 of Board members’ monthly fees, consisting of the two portions above if the Board member is also a member of the Audit and Risk Committee, the additional amount will be 50% of the Board member’s monthly fee. Board members acting as committee coordinators shall earn an additional monthly amount equivalent to 50% of a Board member’s monthly fees, but board members acting as the Audit and Risk Committee’s coordinator, such amount will be equal to 70% of the Board member’s fixed fee. The Chairman of the Board of Directors is not entitled to additional compensation for participation in statutory committees. Fees for participation in statutory committees will not be reflected in the calculation of the number of shares to be granted at the beginning of the term.
     In addition to the fees, the Company shall bear the respective social security contributions, when applicable.
    Board members who are also part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.
    Variable compensation: members of the Board of Directors are not eligible for variable compensation.

  Fiscal Council (when assembled)

    Fixed compensation:
     Fixed fees: a monthly amount approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of member of the Fiscal Council, taking market benchmark parameters into account, provided it is not 10% lower than the average monthly salary attributed to the Statutory Executive Officers. The Chairman shall earn higher amounts than the other members, due to the higher responsibility inherent to the position.
     In addition to the fees, the Company shall bear the respective social security contributions, when applicable.
    Variable compensation: members of the Fiscal Council are not eligible for variable compensation.

  Statutory Executive Officers

    Fixed compensation:
      Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position, and for each professional’s individual contribution and experience, attempting to maintain levels compatible with those of peer companies.
      Direct and indirect benefits: the Statutory Executive Officers’ fixed compensation also includes social security contributions, vacation bonus, 13th month salary, healthcare, life insurance and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices.
      Participation in Boards: the participation of the Company’s officers in boards of directors or advisory boards of the companies directly or indirectly controlled by Ultrapar or companies in which the Company holds a relevant stake will not imply additional remuneration for the executive, except in the cases of publicly-held companies, where they will be entitled to the remuneration provided for in the respective remuneration policy.
    Variable compensation:
      Short-term: its objective is to align the interests of the executives with those of the Company in the pursuit and attainment of annual results. This amount shall be linked to financial and non-financial goals, aligned in any case with the Company’s strategic plan approved by the Board of Directors. Since 2022, executives shall consider at least 1/3 of the individual goals related to ESG goals.
     Share-based compensation: Ultrapar has adopted a regular share-based compensation since 2003 to foster the Company’s expansion and sustainable results and the attainment of its business goals, sharing value creation, as well as the risks inherent to the business and the stock market, and promoting the alignment of the interests to generate long-term value. An additional benefit of this portion of the compensation is the search for retention of executives and key professionals for the organization. From 2017 up until 2020, two types of programs existed. Upon reviewing the Corporate Executive Compensation Policy approved by the Board of Directors in 2020, a third program class was created, with the same purpose as the others, however including some changes in general conditions, specifically the discontinuation of the usufruct of restricted shares grants made from 2021 onwards. At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, a new Share-based Incentive Plan, similar to the plan approved in 2017, was approved by Ultrapar's shareholders which became the reference for devising new share-based incentive programs. The approval of a new share-based incentive plan was necessary as the limit of shares to be granted under the plan approved by the Annual and Extraordinary General Shareholders’ Meeting of 2017 had been reached. For the current cycle, the Company has a program with usufruct as from the time of grant.
92

  Furthermore, the long-term incentive agreements for the grant of these shares include the malus clause, which provides for the retention of unvested shares upon verification of certain irregularities that had benefited the executive unlawfully.

  In addition, since October 2023, the Corporate Clawback Policy is in force, which determines the reimbursement to the Company, by the executives, of the amounts unduly paid in the portion of variable compensation linked to financial metrics. This policy applies in scenarios where republications of financial statements indicate differences between the values determined and those actually practiced by the Company. The complete document is available on the Company's website, under the 'Governance / Bylaws, Codes, and Policies' section, and on the CVM website.

  Furthermore, starting in April 2024, the Statutory Executive Officers are also subject to the Stock Ownership Guidelines (SOG), which define that executives must maintain a minimum shareholding position, equivalent to (i) at least 5 times the annual fixed compensation for the Ultrapar CEO or (ii) at least 3 times the annual fixed compensation for the others Statutory Officers, while serving in their roles at the Company. This demonstrates commitment to the organization's long-term performance and alignment with shareholder interests.

      Post-employment benefit: to encourage long-term savings, Ultrapar has offered, since 2001, a defined contribution supplementary pension plan, managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and has periodically reviewed an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. The amount of the post-employment benefit arising from this policy consists in potential additional compensation upon severance.

  Investment Committee

    Fixed compensation:
     Committee membership: the members of the Investment Committee, currently composed only by Board members, are entitled to an extra monthly amount equivalent to 1/3 of a Board member’s fees. The Board member serving as Committee coordinator shall receive a monthly amount equivalent to 50% of a Board member’s fees.

  Audit and Risk Committee

    Fixed compensation:
     Committee membership: the members of the Audit and Risks Committee, currently composed only by Board members, are entitled to an extra monthly amount equivalent to 50% of a Board member’s monthly fees. The Board member serving as Committee coordinator shall receive a monthly amount equivalent to 70% of a Board member’s fees.

  People and Sustainability Committee

    Fixed compensation:
     Committee membership: the members of the People and Sustainability Committee, currently composed only by Board members, are entitled to an extra monthly amount equivalent to 1/3 of a Board member’s fees. The Board member serving as Committee coordinator shall receive a monthly amount equivalent to 50% of a Board member’s fees.

  Financial Risks Committee

    Fixed compensation:
     Committee membership: the Financial Risks Committee is composed of Ultrapar’s Chief Financial and Investor Relations Officer (“CFO”) and at least another person in charge of the: Planning, Treasury or Controllership department, and a minimum of two officers at Ultrapar or its subsidiaries, to be designated by the CFO. Members of said committee do not earn any additional compensation for membership in this committee.
93

  Conduct Committee

    Fixed compensation:
      Committee membership: the Conduct Committee is composed of one external member, who acts as Chairman, and members of Ultrapar’s management, including the Risks, Integrity and Audit Officer. Committee members, with the exception of the external member, do not earn any additional compensation for membership in this committee. The external member earns monthly compensation based on market practices as compensation for the responsibilities and complexity inherent to the position and for the professional’s individual contributions and experience.
    Component’s share in the total compensation in the past 3 fiscal years

  The following table shows each component’s share of total management compensation in 2024, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-employment benefit	Benefits due to the interruption in the exercise of the position	Share-based compensation	Total

Board of Directors	67%	0%	0%	0%	33%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	21%	21%	2%	0%	57%	100%
Investment Committee	100%	0%	0%	0%	0%	100%
Audit and Risk Committee	100%	0%	0%	0%	0%	100%
People and Sustainability Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

  The following table shows each component’s share of total management compensation in 2023, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-employment benefit	Benefits due to the interruption in the exercise of the position	Share-based compensation	Total
Board of Directors	76%	0%	0%	0%	24%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	25%	33%	2%	2%	39%	100%
Investment Committee	100%	0%	0%	0%	0%	100%
Audit and Risk Committee	100%	0%	0%	0%	0%	100%
People and Sustainability Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

94

  The following table shows each component’s share of total management compensation in 2022, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-employment benefit	Benefits due to the interruption in the exercise of the position	Share-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	28%	46%	2%	0%	23%	100%
Investment Committee	100%	0%	0%	0%	0%	100%
Audit and Risk Committee	100%	0%	0%	0%	0%	100%
People and Sustainability Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%
    Calculation and adjustment methodology

  Board of Directors

    Fixed compensation: the fixed compensation of members of the Board of Directors is defined based on responsibility and complexity of the position, as well as market surveys of companies of a size, complexity and activities similar to Ultrapar. As of 2023, total compensation relates to the term of office, where part of the fixed compensation is allocated to monthly fees, and part is converted into shares, granted once at the beginning of the term of office, with a vesting period tied to the term of office and an additional lockup period after the vesting. The calculation of the number of shares to be granted will consider the average value of the 30 trading sessions that preceded the grant.

  Fiscal Council

    Fixed compensation: the fixed compensation of members of the Fiscal Council is reviewed annually and considers the compensation paid to the Statutory Executive Officers, and market surveys of companies of a size and complexity similar to Ultrapar. Additional details on the elements that make up compensation and their purposes are described in item 8.1.c.i.

  Statutory Executive Officers

  The Statutory Executive Officers’ fixed and short-term variable compensations consider other companies of a size, complexity and activities similar to Ultrapar, applying a methodology to allocate value to positions in line with factors such as required knowledge, problem-solving capability, and potential impact on results. The sum of the fixed and short-term variable components is intended to maintain competitiveness when compared to the already defined reference market if the agreed targets are 100% reached. Since October 2023, the variable compensation of the Statutory Executive Officers also subject to the Corporate Clawback Policy.

    Fixed compensation: reviewed annually taking market practices into consideration, as identified in salary surveys (considering companies of a size, complexity and activities similar to Ultrapar and its businesses), as well as individual experience and responsibilities evolution. Benefits are aligned with market practices.
    Short-term variable compensation: based on the profit-sharing concept, this component is planned as a salary multiple that varies according to the executive’s level and market reference. It is contingent on the attainment of the Company’s financial targets and individual targets, all in line with the strategic plan as approved by the Board of Directors, representing 70% and 30% of its composition, respectively. Since 2022, executives have at least 1/3 of the individual non-financial goals related to ESG agenda.
    Share-based incentive plan: the amount of shares to be granted to executives is set annually by the Board of Directors. The amount granted in 2023 considers the average share price of the 30 trading sessions preceding the granting of shares. Since 2022, the long-term incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material misstatements in the financial statements that benefited the executive officer unlawfully. In 2024, the Stock Ownership Guidelines (SOG) became effective, requiring executives to maintain a portion of their share-based compensation while performing their duties in the Company.
    Post-employment benefit: to encourage long-term savings, Ultrapar has since 2001 offered a defined contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. This policy is periodically reviewed. The amount of the post-employment benefit arising from this policy consists in potential additional compensation upon severance.
95

  People and Sustainability Committee

    Membership compensation: set based on a board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

  Investment Committee

    Membership compensation: set based on a board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

  Audit and Risks Committee

    Membership compensation: set based on a board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

  Financial Risks Committee

    Membership compensation: members of the Financial Risk Committee do not earn additional compensation for membership.

  Conduct Committee

    Membership compensation: members of the Conduct Committee, with the exception of the external member, do not earn additional compensation for membership. The external member earns compensation based on market practices, as discussed above.
    Key performance indicators considered, including, if applicable, those related to ESG issues
        Fixed compensation: the position’s responsibilities and complexity, the professional’s experience and market practices.
        Short-term variable compensation: (i) annually, EBITDA and operating cash flow targets are set and, as from 2024, EVA® is set for each business and Ultrapar, in line with the strategic plan approved by the Board of Directors, and (ii) individual goals, the majority of which are tangible and associated with the business’s operating and commercial performance, people development, and project execution, among other objectives, are similarly in line with the strategic plan as approved by the Board of Directors. Since 2022, executives have at least 1/3 of the individual non-financial goals related to ESG agenda.
        Share-based incentive plan: performance evolution over time and expected contribution to the Company’s value creation. According to the share-based incentive plan in force, approved by the General Shareholders’ Meeting held in 2017, three programs exist, one tied exclusively to executives’ period of permanence with the Company, and the other two covering two equal portions: one contingent on continued ties with the Company, and the other contingent on the attainment of financial targets previously set by the Board of Directors. Since 2020, grants were set based on economic value-added (EVA®), in line with the Company’s strategic plan. The share-based incentive plan approved at the Extraordinary General Shareholders’ Meeting held on April 19, 2023 sets forth new programs, which continue the strategy established previously. For the 2024 cycle, the target of the long-term incentive program will be granted in two parts, one not related to targets and the other conditioned to the executives' individual and collective performance, both linked to the period of permanence, according to the rules established in the programs.
        Post-employment benefit: not tied to performance indicators.
96

  ii. Reasons supporting the composition of the compensation

  The Company’s compensation strategy combines short and long-term elements, and fixed and variable components that are balanced based on the principles of interests’ alignment and competitive compensation. The aim is to encourage superior performance, appropriately compensate employees based on their assigned responsibilities and the value they create for the Company and its shareholders, and retain key personnel through long-term vesting of share-based incentive instruments.

  iii. The existence of non-compensated members and supporting reasons

  All members of the Board of Directors, Statutory Executive Officers and advisory committees to the Board of Directors earn compensation. On the Board of Directors, the exception is made to members who also hold an executive position, who shall be compensated exclusively for the position as an Executive Officer. Regarding the Fiscal Council, all effective members are compensated. The alternate members do not receive compensation, as they do not hold the positions or exercise any activity in the Company.

  Except for the Conduct Committee’s external member, the other members of said committee and all members of the Financial Risks Committee do not earn additional compensation from the Company or its subsidiaries for membership, as it is understood that the compensation received in the original position of each member already includes participation in other management bodies.

  d. Existence of compensation supported by subsidiaries, or direct or indirect controlling shareholders

  The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

  For the Statutory Executive Officers, part of the compensation is directly recognized by the Company, and the remaining part is supported by its subsidiaries. For a breakdown of amounts supported by each subsidiary and the nature of such payments see item 8.19.

  e.   Existence of compensation or benefits tied to the occurrence of specific corporate events, such as transfer of the issuer’s controlling equity stake

  The long-term incentive programs approved by the Board of Directors until 2020 do not provide for compensation or benefit subject to corporate events. As of 2021, such compensation or benefit is possible, in conformity with the Corporate Executive Compensation Policy approved by the Board of Directors in December 2020.

  8.2. Total compensation of the members of the Board of Directors, Statutory Executive Officers and Fiscal Council

97

Projected 2025
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL

Total number of members	9.00	5.00	6.00	20.00
Number of compensated members	8.67	5.00	3.00	16.67

Annual fixed compensation	7,374,000.00	13,459,702.11	868,983.19	21,702,685.30
Salary or fees	5,004,000.00	9,638,400.00	868,983.19	15,511,383.19
Direct and indirect benefits	0.00	1,948,869.68	0.00	1,948,869.68
Participation in committees	2,370,000.00	0.00	0.00	2,370,000.00
Others	0.00	1,872,432.43	0.00	1,872,432.43
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/ 2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/ 2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/ 2024.

Variable compensation	0.00	13,760,341.71	0.00	13,760,341.71
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	13,760,341.71	0.00	13,760,341.71
Compensation for the participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation

Other compensation benefits	3,629,746.67	72,190,946.23	0.00	75,820,692.90
Post-employment benefit	0.00	1,012,517.56	0.00	1,012,517.56
Benefits due to the interruption in the exercise of the position	0.00	2,500,000.00	0.00	2,500,000.00
Share-based compensation (including options)	3,629,746.67	68,678,428.67	0.00	72,308,175.34
Note	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.

Total compensation	11,003,746.67	99,410,990.05	868,983.19	111,283,719.91

98

Actual 2024
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL

Total number of members	9.00	5.00	6.00	20.00
Number of compensated members	8.00	5.00	3.00	16.00

Annual fixed compensation	6,384,000.00	16,276,509.87	868,983.19	23,529,493.06
Salary or fees	4,464,000.00	12,395,333.34	868,983.19	17,728,316.53
Direct and indirect benefits	0.00	1,143,843.17	0.00	1,143,843.17
Participation in committees	1,920,000.00	0.00	0.00	1,920,000.00
Others	0.00	2,737,333.36	0.00	2,737,333.36
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/ 2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/ 2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/ 2024.

Variable compensation	0.00	16,148,585.36	0.00	16,148,585.36
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	16,148,585.36	0.00	16,148,585.36
Compensation for the participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation

Other compensation benefits	3,113,240.00	45,957,200.07	0.00	49,070,440.07
Post-employment benefit	0.00	1,416,554.20	0.00	1,416,554.20
Benefits due to the interruption in the exercise of the position	0.00	0.00	0.00	0.00
Share-based compensation (including options)	3,113,240.00	44,540,645.87	0.00	47,653,885.87
Note	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.

Total compensation	9,497,240.00	78,382,295.30	868,983.19	88,748,518.49

99

Actual 2023
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL

Total number of members	9.30	5.30	6.00	20.60
Number of compensated members	8.60	5.30	3.00	16.90

Annual fixed compensation	7,503,300.00	15,464,584.65	828,423.67	23,796,308.32
Salary or fees	5,581,800.00	11,620,666.67	828,423.67	18,030,890.34
Direct and indirect benefits	0.00	1,254,195.66	0.00	1,254,195.66
Participation in committees	1,921,500.00	0.00	0.00	1,921,500.00
Others	0.00	2,589,722.32	0.00	2,589,722.32
Description of other fixed compensation	Does not include social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/2024.	Does not include social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/2024.	Does not include social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/2024.

Variable compensation	0.00	20,871,900.01	0.00	20,871,900.01
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	20,871,900.01	0.00	20,871,900.01
Compensation for the participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation

Other compensation benefits	2,334,930.00	26,598,631.84	0.00	28,933,561.84
Post-employment benefit	0.00	1,306,401.58	0.00	1,306,401.58
Benefits due to the interruption in the exercise of the position	0.00	1,007,000.00	0.00	1,007,000.00
Share-based compensation (including options)	2,334,930.00	24,285,230.26	0.00	26,620,160.26
Note	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.

Total compensation	9,838,230.00	62,935,116.50	828,423.67	73,601,770.17

100

Actual 2022
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL

Total number of members	10.00	6.25	6.00	22.25
Number of compensated members	10.00	6.25	3.00	19.25

Annual fixed compensation	10,267,833.83	15,751,972.62	796,398.04	26,816,204.49
Salary or fees	8,156,750.00	12,008,407.31	796,398.04	20,961,555.35
Direct and indirect benefits	0.00	1,176,004.79	0.00	1,176,004.79
Participation in committees	2,111,083.83	0.00	0.00	2,111,083.83
Others	0.00	2,567,560.52	0.00	2,567,560.52
Description of other fixed compensation	Does not include social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/2024.	Does not include social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/2024.	Does not include social charges that are the employer's onus, as specified in the Circular Letter/CVM/SEP/2024.

Variable compensation	0.00	25,756,373.70	0.00	25,756,373.70
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	25,756,373.70	0.00	25,756,373.70
Compensation for the participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation

Other compensation benefits	0.00	14,191,169.52	0.00	14,191,169.52
Post-employment	0.00	1,331,697.56	0.00	1,331,697.56
Benefits due to the interruption in the exercise of the position	0.00	0.00	0.00	0.00
Share-based compensation (including options)	0.00	12,859,471.96	0.00	12,859,471.96
Note	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.	Number of members determined as specified in the Circular Letter/CVM/SEP/2024.

Total compensation	10,267,833.83	55,699,515.84	796,398.04	66,763,747.71

101

  8.3. – Variable compensation recognized in the last 3 fiscal years and the estimated compensation for the current fiscal year of the Board of Directors, Fiscal Council and Statutory Executive Officers

Projected 2025
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.00	5.00	6.00	20.00
Number of compensated members	0.00	5.00	0.00	5.00
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	Zero	N/A	Zero
Maximum under the compensation plan²	N/A	15,381.50	N/A	15,381.50
Estimated under the compensation plan assuming target attainment	N/A	10,908.87	N/A	10,908.87
Recognized amount	N/A	N/A	N/A	N/A

  ¹ Considers only members to whom variable compensation has been allocated, as specified in Circular Letter/CVM/SEP/2024

  ² Regarding the portion linked to individual performance, the evaluation occurs within the range of 80% to 120% of goal achievement. The maximum compensation is calculated based on achieving 150% of economic goals and 120% of individual goals.

  Actual 2024
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.00	5.00	6.00	20.00
Number of compensated members	0.00	5.00	0.00	5.00
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
	(in
Profit-sharing:
Minimum under the compensation plan	N/A	Zero	N/A	Zero
Maximum under the compensation plan²	N/A	22,066.5	N/A	22,066.50
Estimated under the compensation plan assuming target attainment	N/A	15,650.0	N/A	15,650.00
Recognized amount	N/A	16,148.6	N/A	16,148.6

¹ Considers only members to whom variable compensation has been allocated, as specified in Circular Letter/CVM/SEP/2024

  ² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA®. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals.

102

Actual 2023
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.30	5.30	6.00	20.60
Number of compensated members	0.00	5.30	0.00	5.30
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	Zero	N/A	Zero
Maximum under the compensation plan²	N/A	22,884.30	N/A	22,884.30
Estimated under the compensation plan assuming target attainment	N/A	16,230.00	N/A	16,230.00
Recognized amount	N/A	20,871.90	N/A	20,871.90

¹ Considers only members to whom variable compensation has been allocated, as specified in Circular Letter/CVM/SEP/2024

  ² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA®. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals

103

Actual 2022
	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Total number of members	10.00	6.00	6.25	22.25
Number of compensated members	0.00	0.00	6.25	19.25
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	27,283.50	27,283.50
Estimated under the compensation plan assuming target attainment	N/A	N/A	19,350.00	19,350.00
Recognized amount	N/A	N/A	25,756.4	25,756.4

¹ Considers only members to whom variable compensation has been allocated, as specified in Circular Letter/CVM/SEP/2024

  ² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA®. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals

  8.4. – Concerning the share-based compensation plan for the Board of Directors and Statutory Executive Officers, in force in the previous fiscal year and estimated for the current fiscal year, describe:

    General terms and conditions

  Ultrapar has since 2003 adopted a share-based incentive plan under which the executive was granted the usufruct of shares held in treasury, for periods of 5 to 7 years. After this period the ownership of the shares is transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Said plan made its latest grants in 2017, and the vesting periods ended in 2023.

  At the Annual and Extraordinary General Shareholders’ Meeting held in April 2017, Ultrapar’s shareholders approved a share-based incentive plan, which establishes the general terms and conditions for granting common shares issued by the Company held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 10 years, to officers or staff of the Company or of its subsidiaries.

  At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, Ultrapar’s shareholders approved a share-based incentive plan, which establishes the general terms and conditions for granting common shares issued by the Company held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership to officers or staff of the Company or of its subsidiaries. All new programs approved by the Board of Directors will be based on this plan until a new plan is approved.

  In accordance with the approved plan, the Board of Directors may create programs for granting restricted shares, in which it will deliberate, respecting the terms of the plan, on the beneficiaries of the program, number of shares distributed, vesting, the division of the grant into tranches, any restrictions on the effective delivery of shares and provisions on penalties. The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People and Sustainability Committee’s recommendation.

104

  It should be noted that the global volume established in the plan approved in 2017 was fully used. For the new share-based incentive plan approved in 2023, the total number of shares to be used shall be subject to the availability of such shares held in treasury and shall be limited to 5% of the share capital on the date of the plan’s approval, which corresponds to 55,760,215 shares. Annually, the Company may grant 1% of its share capital on April 19, 2023.

  Ultrapar does not have an active stock option plan.

  b. Date of approval and responsible body

  The share-based incentive plans currently in force were approved at the Annual and Extraordinary General Shareholders’ Meetings of April 19, 2017 and April 19, 2023.

  c.   Maximum number of shares considered

  The total number of shares to be used under the share-based incentive plan approved in 2023 is subject to the availability of such shares held in treasury and limited to 5%, with a limit of use of 1% per year, of the share capital on the date of the plan’s approval, which corresponds to 55,760,215 shares, with a limit of 11,152,043 shares per year. The total volume established in the plan approved in 2017 was utilized. For information on shares already awarded to the Company’s statutory executive officers, see Item 8.10.

  d. Maximum number of options to be granted

  Not applicable.

  e.   Conditions for acquisition of shares

  Shares are granted to managers in quantities previously set by the Board of Directors, considering the global annual compensation limit approved by the General Shareholders’ Meeting. Considering the plans approved by the Company’s General Shareholders’ Meeting held in 2003, 2017 and 2023, these shares shall remain as treasury shares for a minimum period of 2 years. Securing full ownership over the shares depends on the completion of the period established in each program and the maintenance of the executive’s relationship with the Company or its subsidiaries.

  Until 2023, the Corporate Executive Compensation Policy, based on the approved plans, provided for the granting of performance shares, and their transfer shall be contingent on the attainment of the Company’s financial targets over the duration of the vesting period. These shares are not subject to the grant of usufruct. The financial targets involved are previously set by the Board of Directors; from 2020 to 2023, the targets were set based on economic value-added (EVA®). The Corporate Executive Compensation Policy approved by the Board of Directors in February 2024 was amended to solely provide for the granting of restricted shares.

  According to the new share-based incentive plan approved by the Annual and Extraordinary General Shareholders’ Meeting on April 19, 2023, the grants made to members of the Board of Directors are based only on restricted shares.

  f.   Criteria for setting the acquisition or exercise price

  There is no exercise price because we have no options. The acquisition price, on the other hand, is defined based on the average price of the common shares of Grupo Ultra at B3 – Brazil Stock Exchange and Over-the-Counter Market for the period prior to the assessment.

  g. Criteria for setting the acquisition or exercise period

  Not applicable.

105

  h. Settlement method

  Share-based programs are settled upon the delivery of existing treasury shares.

  i.    Restrictions on transfer of shares

  For the case of share-based incentive programs granted to the Statutory Executive Board, shares granted to executives shall remain as Company’s treasury shares for a period from 3 to 10 years, during which executives may or may not enjoy usufruct rights over the shares. After this period and the transfer of full ownership to the executives, the shares may be freely traded, subject to the Stock Ownership Guidelines (SOG) directive in effect as of April 2024. For information on shares already awarded to the Company’s statutory executive officers, see Item 8.10.

  The transfer of granted performance shares shall be contingent on the attainment of the Company’s financial goals over the course of the vesting period. If the targets previously set by the Board of Directors are not met, the performance shares shall not be transferred. Executives may only trade them after the vesting of the shares.

  According to the new share-based incentive plan approved at the Annual and Extraordinary General Shareholders’ Meeting on April 19, 2023, shares granted to board members shall have a vesting period of 2 years, beginning with their term of office, and an additional lockup period of 2 years after the transfer of the shares.

  Since 2022, the long-term incentive agreements include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material misstatements in the financial statements that benefited the executive officer unlawfully. Also, the long-term incentive agreements involving board members, for the granting of these shares, must also contain the aforementioned clause.

  As from the 2024 cycle, the Statutory Executive Officers will be subject to SOG directive, which stipulates that executives maintain a minimum shareholding position while performing their duties in the Company, as per the criteria mentioned in item 8.1.c.i.

  j.   Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

  Under the new share-based incentive plan approved at the Annual and Extraordinary General Shareholders’ Meeting on April 19, 2023, beneficiaries may be granted, as a result of the share-based incentive plan, common shares representing a maximum of 5% of the Company’s share capital on the date of approval of the plan by the Annual Shareholders’ Meeting,  corresponding to 55,760,215 common shares. This amount may be adjusted for any stock dividends, splits or reverse splits. The overall volume established in the plan approved in 2017 has been utilized, therefore no new grants linked to it will be approved.

  k. Effects of the withdrawal of a manager from the issuer’s bodies on their rights under the share-based compensation plan

  Transfer of full ownership over the shares is contingent on the non-interruption of relationship between the beneficiary and the Company or its subsidiaries for the duration of the period set forth in each agreement.

  In the event of severance due to retirement, full ownership over restricted shares which have not yet been transferred, but which usufruct, if applicable, may have been established, shall be transferred to the executive, at a percentage proportional to the vesting period run until severance.

  The same proportional concept applies to the performance shares granted during the period from 2017 to 2023 to Statutory Executive Officers, as long as the financial target has been attained. However, in this case, the shares will only be transferred at the end of the vesting period.

  In the event of severance of the executive or dismissal of the board member due to reasons of an ethical nature, they will not be entitled to any shares.

  In the event of permanent disability or death of the beneficiary, all restricted and performance shares granted shall be transferred to the executive or their respective estate.

  For awards approved from 2021 onwards, in the event of corporate dissolution or reorganization resulting in a change in controlling equity stakes of the Company or the subsidiary to which the executive is related, vesting will be accelerated and ownership over all restricted and performance shares shall be transferred based on the achievement of the target of the referred executive.

106

  8.5. – Share-based compensation in the form of stock options recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

  Not applicable, Ultrapar has no outstanding stock options.

  8.6. - Grant of stock options in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

  Not applicable, Ultrapar has no stock options.

  8.7. - Outstanding stock options for the board of directors and statutory executive officers at the end of the last fiscal year:

  Not applicable, Ultrapar has no stock options.

  8.8. - Options exercised in connection with the share-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

  Not applicable, Ultrapar has no stock options.

  8.9. - Share-based compensation, in the form of shares to be directly transferred to the beneficiaries, recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Statutory Executive Officers	2025	2024	2023	2022
Total number of members	5.00	5.00	5.30	6.25
Number of compensated members	5.00	5.00	5.00	5.00
Potential dilution if all shares are granted to beneficiaries	N/A	0.310%	0.404%	0.363%

Board of Directors	2025	2024	2023	2022
Total number of members	9.00	9.00	9.30	N/A
Number of compensated members	9.00	N/A	8.00	N/A
Potential dilution if all shares are granted to beneficiaries	N/A	N/A	N/A	N/A

107

  8.10. - Grant of shares in the last 3 fiscal years and estimated for the current  fiscal year for the board of directors and statutory executive officers:

  At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, a new share-based incentive plan was approved by the Ultrapar’s shareholders, which establishes the general terms and conditions for granting common shares issued by the Company and held in treasury which may or may not involve the grant of usufruct over any portion thereof for subsequent transfer of ownership for minimum periods of 2 years, to board members, officers or staff of the Company or of its subsidiaries.

  The plan approved at the General Shareholders’ Meeting of 2017 did not include grants to members of the Board of Directors and could or could not involve granting usufruct over any portion thereof for subsequent transfer of ownership, with periods of 3 to 10 years to officers or employees of the Company or its subsidiaries.

  As of 2023, with the approval of the new share-based incentive plan, the members of the Company’s Board of Directors became eligible for the share-based incentive plan. Furthermore, Ultrapar has no active stock option plan.

  The tables below summarize information on shares awarded and transferred to Statutory Executive Officers in the last three fiscal years, as well as estimated transfers during the current fiscal year:

2022	Shares granted
Management Body	Statutory Executive Officers
Total number of members	6.25
Number of compensated members	5	4	1
Grant date	April 6, 2022	Sept 21, 2022	Dec 7, 2022
Number of shares granted	259,886 1 2	1,800,000	1,500,000
Maximum term for granting the shares	Apr/25	Sep/32	Dec/32
Term for restriction on the transfer of shares	-	Sept/32	Dec/32
Fair value of shares on the grant date (R$/share)	14.16	12.98	13.47
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	3,680.0	23,364.0	20,205.0

2023	Shares granted
Management Body	Statutory Executive Officers		Board of Directors
Total number of members	5.30		9.30
Number of compensated members	5.00	5.00	8.00
Grant/Transfer date	Apr/23	Sep/23	Apr/23
Number of shares granted	517.181 ¹ ²	2,800,000	311,324
Maximum term for granting the shares	Apr/26	Sep/33	Apr/25
Term for restriction on the transfer of shares	-	-	Apr/27
Fair value of shares on the grant date	14.50	18.75	14.50
Multiplication of the number of shares granted by the fair value of the shares on the grant date	7,499,125	52,500,000	4,514,198

108

2024	Shares granted
Management Body	Statutory Executive Officers			Board of Directors
Total number of members	5			9
Number of compensated members	5			-
Grant/Transfer date	Apr/24	Oct/24	Apr/24	-
Number of shares granted	235.356¹ ²	620,000	2,500,000	-
Maximum term for granting the shares	Apr/27	Oct/34	Apr/29	-
Term for restriction on the transfer of shares	-	-	-	-
Fair value of shares on the grant date	26.94	23.10	26.94	N/A
Multiplication of the number of shares granted by the fair value of the shares on the grant date	6,340,491	14,322,000	67,350,000	N/A

  ¹ The same number of shares may be transferred to the Statutory Executive Officers as performance shares, with transfer contingent on the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

  2 The number of performance shares that may be awarded to the Statutory Executive Officers may vary between 0% to 150% of the restricted shares, the transfer being contingent upon the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

2025	Shares to be granted
Management Body	Statutory Executive Officers			Board of Directors
Total number of members	5			9
Number of compensated members	5			9
Grant/Transfer date	Apr/25	Oct/25	Apr/25	Apr/25
Number of shares granted	349,088	500,000	2,500,000	250,560
Maximum term for granting the shares	Apr/28	Oct/35	Apr/30	Apr/27
Term for restriction on the transfer of shares	-	-	-	Apr/29
Fair value of shares on the grant date	N/A	N/A	N/A	N/A
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	N/A	N/A	N/A

109

  8.11. - Shares transferred in connection with the share-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

Actual 2024
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.00	5.00	6.00	20.00
Number of compensated members	0.00	4.00	0.00	4.00
Number of shares	N/A	273,060	N/A	273,060
Weighted average acquisition price	N/A	20.26	N/A	20.26
Weighted average market price of the shares acquired	N/A	28.59	N/A	28.59
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in Brazilian Reais)	N/A	-2,273,880.43	N/A	-2,273,880.43

Actual 2023
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.30	5.30	6.00	20.60
Number of compensated members	0.00	4.00	0.00	4.00
Number of shares	N/A	81,754.00	N/A	81,754
Weighted average acquisition price	N/A	22.08	N/A	22.08
Weighted average market price of the shares acquired	N/A	13.73	N/A	13.73
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in Brazilian Reais)	N/A	682,773.11	N/A	682,773.11

Actual 2022
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	10.00	6.25	6.00	22.25
Number of compensated members	0.00	4.00	0.00	4.00
Number of shares	N/A	412,535	N/A	412,535
Weighted average acquisition price	N/A	29.48	N/A	29.48
Weighted average market price of the shares acquired	N/A	14.51	N/A	14.51
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in Brazilian Reais)	N/A	6,175,648.95	N/A	6,175,648.95

110

  8.12. Summary description of the information required for understanding the data disclosed in items 8.5 to 8.11, and explanation of the method of pricing the shares and options, indicating at least:

  a. pricing model

  b. data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, estimated volatility, option term, estimated dividends and risk-free interest rate

  c. method used and assumptions to incorporate the estimated effects of early exercise

  d. form of determination of estimated volatility

  e. if any other characteristic of the option has been incorporated into the measurement of its fair value

  As reported, Ultrapar does not have a stock option plan. However, for a better understanding of the applicable items, we inform that the price assigned to the granted shares corresponds to the market price of the Company’s shares at the time of the grant. This price may be adjusted ex-post, as the case may be, to reflect any extraordinary corporate events that change the number of shares held by each shareholder, such as stock splits, stock dividends and reverse splits.

  Information related to the fiscal year of 2024 that can only be obtained in the future, such as the fair value of shares for grants on dates subsequent to the filing of the Reference Form, were indicated as non-applicable.

  8.13. - Number of shares, quotas and other securities convertible into shares or quotas issued in Brazil or abroad by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, held by members of the Board of Directors, Statutory Executive Officers or members of the Fiscal Council, broken down by corporate body:

  The table below shows the number of shares directly or indirectly held by the current members of the Board of Directors, the Fiscal Council and the Statutory Executive Officers as of December 31, 2024. Indirect interest accounts for a number of Ultrapar shares proportional to the stake held by the members of these bodies in the share capital of Ultra S.A.

111

	Total number of shares	%
Board of Directors	18,459,757	1.65%
Direct ownership interest	5,518,650	0.49%
Indirect ownership interest	12,941,107	1.16%
Fiscal Council	69,649	0.01%
Direct ownership interest	69,649	0.01%
Indirect ownership interest	-	0.00%
Statutory Executive Officers	5,492,691	0.49%
Direct ownership interest¹	5,492,691	0.49%
Indirect ownership interest	-	0.00%
Total	24,022,097	2.15%
Shares representing the capital stock	1,115,439,503	100.0%
¹ Includes shares over which usufruct rights have been granted to Statutory Executive Officers

  The table does not contemplate changes in Ultrapar’s ownership interest or management body composition since December 31, 2024. The current members of the Board of Directors, the Fiscal Council and the Statutory Executive Officers do not hold equity interests in subsidiaries or companies under common control.

112

  8.14. - Pension plans in force granted to the members of the Board of Directors and Statutory Executive Officers:

Management Body	Board of Directors	Statutory Executive Officers
Total number of members [1]	9.00	5.00
Number of compensated members [2]	0.00	5.00
Name of the plan	N/A	ULTRAPREV – Associação de Previdência Complementar Set Contribution Plan
Number of managers meeting retirement requirements [3]	N/A	1
Conditions for early retirement	N/A	- 55 years of age
		- Minimum 5 years’ employment with the sponsor
		- Minimum 5 years’ plan membership - Termination of employment relationship with the sponsor
Adjusted amount of accumulated contributions to the pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the managers [4] (in thousands of Brazilian Reais)	N/A	9,125.7
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to contributions made directly by managers (in thousands of Brazilian Reais)	N/A	1,416.5
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

  [1] Number of members determined as specified in the Circular Letter/CVM/SEP/2024.

  [2] Only considers members under the pension plan, as specified in CVM/SEP’s Circular Letter of 2024.

  [3] Managers who meet the conditions of age, period of employment and period of participation in the plan. The employment relationship must be terminated to apply for the retirement plan

  [4] Total amount of contributions made by the sponsor since affiliation with the plan, plus return

113

  8.15. - Maximum, minimum and average compensation of the Board of Directors, Statutory Executive Officers and Fiscal Council
  Annual values

  (in thousands of Brazilian Reais, except for number of members)

Actual 2024
	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Total number of members	9.00	6.00	5.00	20.00
Number of compensated members	8.00	3.00	5.00	16.00
Highest individual compensation	2,444,280.00	360,000.00	36,583,760.25	39,388,040.25
Lowest individual compensation	973,280.00	240,000.00	9,506,245.82	10,719,525.82
Average individual compensation	1,187,155.00	289,661.06	15,676,459.06	17,153,275.12
Note 12/31/2024 The lowest compensation does not include members who did not remain in the position for 12 months.

Actual 2023
	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Total number of members	9.30	6.00	5.30	20.60
Number of compensated members	8.60	3.00	5.30	16.90
Highest individual compensation	2,044,710.00	352,563.67	21,026,470.62	23,423,744.29
Lowest individual compensation	979,860.00	352,563.67	8,686,550.66	10,018,974.33
Average individual compensation	1,143,980.23	276,141.22	11,868,329.98	13,288,451.44
Note 12/31/2023 The lowest compensation does not include members who did not remain in the position for 12 months.

Actual 2022
	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Total number of members	10.00	6.00	6.25	22.25
Number of compensated members	10.00	3.00	6.25	19.25
Highest individual compensation	2,100,000.00	336,518.87	17,700,487.60	20,137,006.47
Lowest individual compensation	630,000.00	229,955.00	6,317,379.74	7,177,334.74
Average individual compensation	1,026,783.38	265,466.01	8,911,922.53	10,204,171.93

114

  8.16. - Describe agreements, insurance policies or other instruments that provide for management compensation or indemnification mechanisms in the event of removal from position or retirement, indicating what are the financial consequences for the issuer

  In addition to contributions to the FGTS system, Ultrapar implemented in 2010 a planned retirement policy that has been replaced by the end-of-career policy reviewed by the People and Sustainability Committee in April 2018 and amended in August 2020. Its purpose is to prepare executives for severance and structure succession plans within the organization. Application of the policy is discretionary and the amount of the resulting post-employment benefits consists in potential additional compensation upon termination at the company’s initiative equivalent to 0.5 to 1.0 monthly salary per year of employment with the company, up to a ceiling of 9 monthly salaries. The condition precedent is a minimum of 5 years’ engagement with the company and meeting the requirements for retirement via the INSS or Ultrapar’s supplementary pension scheme.

  The company has in place liability policies for directors and officers (D&O) to indemnify the members of the Board of Directors, Fiscal Council, officers and executives of Ultrapar and its subsidiaries (“Insured Parties”) up to an upper limit of R$ 80 million.

  The insurance policy covers indemnity for damages to third parties or to the Company arising from action or omission associated with the Insured Parties’ job performance, including any claims filed against them, even if the action, omission or claim arises from willful misconduct. Since 2018, the D&O policy has also provided for reimbursement to Insured Parties of fines and penalties in civil and administrative proceeding bargains, except where in connection with willful misconduct of the Insured Parties.

  8.17. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the percentage of the overall compensation payable to each body recognized in the issuer’s results related to members of the Board of Directors or the Fiscal Council, or Statutory Executive Officers who are related parties of the controlling shareholders, whether direct or indirect, according to accounting rules on the subject

  Ultra S.A. is currently the main individual shareholder of the company, with approximately 25% of the shares issued by Ultrapar. Prior to Ultrapar’s migration to the New Market corporate governance segment, in 2011, Ultra S.A. was the Company’s controlling shareholder and, as such, executed the agreement for B3’s New Market Listing on August 16, 2011, for the purposes of compliance with the New Market rules then in force.

  The percentages of the compensation for members of the Board of Directors, Statutory Executive Officers, and Fiscal Council regarding related parties of Ultra S.A. are shown at the table below:

Year	Board of Directors	Statutory Executive Officers	Fiscal Council
2025 (projection)	24%	45%	0%
2024	10%	47%	0%
2023	7%	33%	0%
2022	35%	32%	0%

115

  8.18. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the issuer’s results as compensation of members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, for any reason other than the respective positions held by such members, such as commissions and consulting or advisory services provided

  Members of the Board of Directors, the Fiscal Council and Statutory Executive Officers earned no compensation other than that associated with the positions held in the Company or its subsidiaries.

  It should be noted that, if any Statutory Executive Officer of the Company also holds a position on the Board of Directors, he/she will be compensated exclusively for his position as an Executive Officer.

  8.19. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the results of the issuer’s direct or indirect controlling shareholders, companies under common control and subsidiaries of the issuer, as compensation to the members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, specifying how these amounts were allocated to such individuals

  The entire compensation of the Fiscal Council is paid exclusively by the Company directly.

  For the Statutory Executive Officers, part of the compensation is directly recognized by the Company, and the remaining part is borne by its subsidiaries. The table below lists the amounts recognized in the issuer's and its subsidiaries' results.

  The board members will participate in the Board of Directors of the Company’s subsidiaries with additional compensation paid by the subsidiaries accordingly to internal guidelines.

Statutory Executive Officers - 2022
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Total
Annual fixed compensation	9,593.1	1,869.7	2,034.0	183.4	228.1	1,843.6	15,752.0
Salary / fees	7,333.3	1,404.5	1,560.0	143.6	167.0	1,400.0	12,008.4
Direct and indirect benefits	753.1	159.2	115.1	3.9	19.4	125.3	1,176.0
Others	1,506.7	306.0	358.9	35.9	41.7	318.3	2,567.6
Variable compensation	18,506.4	2,267.0	2,349.7	200.0	232.6	2,200.6	25,756.4
Profit sharing	18,506.4	2,267.0	2,349.7	200.0	232.6	2,200.6	25,756.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-employment benefit	785.4	157.5	186.1	0.0	42.0	160.8	1,331.7
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Share-based compensation	6,010.0	2,190.5	1,747.6	0.0	716.7	2,194.7	12,859.5
Total compensation	34,894.9	6,484.6	6,317.4	383.4	1,219.5	6,399.7	55,699.5

116

Statutory Executive Officers - 2023
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Ultracargo Logística S.A.	Total
Annual fixed compensation	8,650.4	2,142.0	2,624.9	2,047.3	15,464.6
Salary / fees	6,470.7	1,630.0	2,000.0	1,520.0	11,620.7
Direct and indirect benefits	723.0	159.7	187.4	184.0	1,254.2
Others	1,456.7	352.2	437.5	343.3	2,589.7
Variable compensation	12,670.2	2,632.5	3,112.2	2,457.0	20,871.9
Profit sharing	12,670.2	2,632.5	3,112.2	2,457.0	20,871.9
Others	0.0	0.0	0.0	0.0	0.0
Post-employment benefit	721.4	186.2	223.6	175.2	1,306.4
Benefits due to the interruption in the exercise of the position	1,007.0	0.0	0.0	0.0	1,007.0
Share-based compensation	12,573.0	4,148.0	3,557.3	4,007.0	24,285.2
Total compensation	35,622.0	9,108.6	9,518.0	8,686.6	62,935.1

Statutory Executive Officers - 2024
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Ultracargo Logística S.A.	Total
Annual fixed compensation	8,465.2	2,481.5	3,021.4	2,308.4	16,276.5
Salary / fees	6,585.3	1,850.0	2,240.0	1,720.0	12,395.3
Direct and indirect benefits	429.2	232.6	300.3	181.8	1,143.8
Others	1,450.7	398.9	481.1	406.7	2,737.3
Variable compensation	8,872.0	2,025.8	2,600.0	2,650.8	16,148.6
Profit sharing	8,872.0	2,025.8	2,600.0	2,650.8	16,148.6
Others	0.0	0.0	0.0	0.0	0.0
Post-employment benefit	752.7	212.5	252.1	199.3	1,416.6
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0
Share-based compensation	30,202.9	4,910.9	5,079.1	4,347.8	44,540.6
Total compensation	48,292.8	9,630.7	10,952.6	9,506.2	78,382.3

117

Statutory Executive Officers - 2025
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Ultracargo Logística S.A.	Total
Annual fixed compensation	10,510.7	979.5	1,111.8	857.6	13,459.7
Salary / fees	7,412.4	714.0	840.0	672.0	9,638.4
Direct and indirect benefits	1,658.4	126.8	108.6	55.1	1,948.9
Others	1,439.9	138.7	163.2	130.6	1,872.4
Variable compensation	10,672.6	650.7	910.0	1,527.1	13,760.3
Profit sharing	10,672.6	650.7	910.0	1,527.1	13,760.3
Others	0.0	0.0	0.0	0.0	0.0
Post-employment benefit	775.4	76.0	89.8	71.4	1,012.5
Benefits due to the interruption in the exercise of the position	2,500.0	0.0	0.0	0.0	2,500.0
Share-based compensation	61,363.2	2,126.8	3,387.5	1,800.9	68,678.4
Total compensation	85,821.9	3,833.0	5,499.1	4,257.0	99,411.0

Board of Directors - 2025
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Ultracargo Logística S.A.	Total
Annual fixed compensation	7,550.0	960.0	960.0	960.0	10,430.0
Salary or fees	5,004.0	0.0	0.0	0.0	5,004.0
Participation in committee	2,546.0	960.0	960.0	960.0	5,426.0
Direct and indirect benefits	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0
Variable compensation	0.0	0.0	0.0	0.0	0.0
Profit sharing	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0
Post-employment benefit	0.0	0.0	0.0	0.0	0.0
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0
Share-based compensation	3,629.7	0.0	0.0	0.0	3,629.7
Total compensation	11,179.7	960.0	960.0	960.0	14,058.7

118

  EXHIBIT VII – PROPOSAL TO INCREASE ULTRAPAR’S CAPITAL STOCK

  ANNEX C (for the purposes of CVM RESOLUTION 81/22)

  1. Inform the amount of the increase and of the new capital stock

  Increase of the subscribed and paid-in capital stock in the amount of R$ 1,365,348,231.82 (one billion, three hundred and sixty-five million, three hundred and forty-eight thousand, two hundred and thirty-one Reais and eighty-two cents of Real), from R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents of Real) to R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents of Reais).

  2. Inform whether the increase method will be carried out through: (a) conversion of debentures or other debt securities into shares; (b) exercise of subscription rights or subscription bonus; (c) capitalization of earnings or reserves; or (d) subscription of new shares

  The increase of the capital stock will occur upon the incorporation into the capital stock of part of resources registered in the statutory reserve for investments, in the amount of R$ 1,365,348,231.82 (one billion, three hundred and sixty-five million, three hundred and forty-eight thousand, two hundred and thirty-one Reais and eighty-two cents of Reais) without the issuance of new shares, pursuant to paragraph 1, article 169 of the Brazilian Corporate Law, considering that the balance of profit reserves exceeded the value of the Company's capital stock with the allocation of net income for the year ended in 2024.

  3. Explain, in detail, the reasons for the capital increase and its legal and economic effects

  Pursuant to article 199 of the Brazilian Corporate Law, the referred capitalization of the totality of resources registered in the statutory reserve for investments is justified due to the verification that the balance of profit reserves exceeded the value of the Company's capital stock. Thus, the management proposes the capitalization of part of the statutory reserve for investments.

  The capitalization proposed herein will not cause any change in the value of the Company’s equity, and, therefore, will bring neither financial or economic consequences, nor legal consequences.

  4. Provide a copy of the opinion issued by the Fiscal Council, if applicable

  Transcription of the opinion of the Fiscal Council, issued at the meeting held on February 26,2025:

  “The Fiscal Council of Ultrapar Participações S.A. (“Company” or “Ultrapar”), exercising the attribution conferred upon it by item III of article 163 of Law No. 6,404/76, has examined the proposal, submitted by the Company´s Execuive Board, to increase the share capital in the total amount of R$ 1,365,348,231.82 (one billion, three hundred and sixty-five million, three hundred and forty-eight thousand, two hundred and thirty-one Reais and eighty-two cents of Reais), without the issuance of new shares, through the incorporation into the capital stock of part of the funds registered in the statutory reserve for investments, considering that the balance of the profit reserves exceeded the Company's capital stock. Such proposal, with the consequent proposal to amend the Company's Bylaws, will be submitted for consideration by the shareholders at an Extraordinary General Meeting.

  The members od the Fiscal Council, having verified that the matter complies with the applicable legal, regulatory and statutory provisions, within the limits of their powers established by Law No. 6,404/76, give a favorable opinion to its submission to the Extraordinary General Meeting to be held together with the Company’s Annual General Meeting.”

119

  5. In the event of capital increase upon subscription of shares

  a. Describe the allocation of resources

  Not applicable.

  b. Inform the number of shares issued of each type and class

  Not applicable.

  c. Describe the rights, benefits and restrictions assigned to the shares to be issued

  Not applicable.

  d. Inform whether the subscription will be public or private

  Not applicable.

  e. In the case of a private subscription, inform whether related parties, as defined by the accounting rules that deal with this matter, will subscribe shares in the capital increase, specifying the respective amounts, when these amounts are already known

  Not applicable.

  f. Inform the issue price of the new shares or the reasons why its determination should be delegated to the board of directors, in cases of a public distribution

  Not applicable.

  g. Inform the per value of the shares issued or, in the case of shares without per value, the portion of the issue price that will be allocated to the capital reserve

  Not applicable.

  h. Provide the directors' opinion on the effects of the capital increase, particularly regarding the dilution caused by the increase

  Not applicable.

  i. Inform the criteria for calculating the issue price and justify, in detail, the economic aspects that determined its choice, in accordance with art. 170 of Law No. 6,404 of 1976

  Not applicable.

  j. If the issue price was set at a gain or discount in relation to the market value, identify the reason for the gain or discount and explain how it was determined

  Not applicable.

  k. Provide copies of all reports and studies that supported the setting of the issue price

  Not applicable.

120

  l. Inform the price of each of the company's share types and classes in the markets in which they are traded, identifying:

                i. Minimum, average and maximum price for each year, in the last 3 (three) years

                Not applicable.

                ii. Minimum, average and maximum price for each quarter, in the last 2 (two) years

                Not applicable.

                iii. Minimum, average and maximum price for each month, in the last 6 (six) months

                Not applicable.

                iv. Average price for the last 90 days

                Not applicable.

  m. Inform the shares issue prices in capital increases carried out in the last 3 (three) years

  Not applicable.

  n. Provide the percentage of potential dilution resulting from the emission

  Not applicable.

  o. Inform the deadlines, conditions and form of subscription and payment of the issued shares

  Not applicable.

  p. Inform if shareholders will have preemptive rights to subscribe to the new shares issued and detail the terms and conditions to which this right is subject

  Not applicable.

  q. Inform the management proposal for the treatment of any unsubscribed shares

  Not applicable.

  r. Describe in detail the procedures that will be adopted if there is provision for partial approval of the capital increase

  Not applicable.

  s. If the issue price of the shares is, in whole or in part, realized in assets

                i. Provide a complete description of the assets

                Not applicable.

  ii. Clarify the relationship between the assets incorporated into the company's equity and its corporate purpose

  Not applicable.

  iii. Provide a copy of the goods appraisal report, if available

  Not applicable.

121

  6. In the event of capital increase upon capitalization of earnings or reserves

  a. Inform whether it will imply a change in the par value of the shares, if any, or distribution of new shares among shareholders

  The increase of the capital stock will not imply (i) change of the par value of the shares, given that the Company’s shares do not have par value or (ii) issuance of new shares.

  b. Inform whether the capitalization of earnings or reserves will be performed with or without change in the number of shares, in the companies with shares without par value

  The increase of the capital stock will not imply changes of number of shares issued by the Company, considering that there will not be an issuance of new shares, as allowed by article 169 of the Brazilian Corporate Law.

  c. In the event of distribution of new shares

                i. Report the number of shares issued of each type and class

  Not applicable.

  ii. Inform the percentage that shareholders will receive in shares

  Not applicable.

  iii. Describe the rights, benefits and restrictions attributed to the shares to be issued

  Not applicable.

  iv. Report the acquisition cost, in Reais per share, to be attributed so that shareholders can comply with art. 10 of Law 9,249, of December 26, 1995.

  Not applicable.

  v. Inform the treatment of fractions, if applicable

  Not applicable.

  d. Inform the deadline set forth in paragraph 3, article 169, of Law No. 6,404, of 1976

  Not applicable, considering that there will not be an issuance of new shares, as allowed by article 169 of the Brazilian Corporate Law.

  e. Inform and provide information and documents according to item 5 above, if applicable

  Not applicable, considering that there will not be an issuance of new shares.

  7. In the event of capital increase upon conversion of debentures or other debt securities into shares or exercise of subscription bonuses

  a. Report the number of shares issued of each type and class

  Not applicable.

  b. Describe the rights, benefits and restrictions attributed to the shares to be issued

  Not applicable.

122

  POWER OF ATTORNEY

  Through the intermediary of this private instrument, [Shareholder], [nationality], [civil status], [occupation], bearer of the identity document, number [•] [issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact: MARINA GUIMARÃES MOREIRA MASCARENHAS, Brazilian, married, lawyer, national identity card RG nr. 21.556.757-9, issued by DETRAN/RJ, with professional identity card OAB/RJ nr. 161.971 and enrolled at the Taxpayers Register CPF/MF under nr. 118.922.567-03; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0, issued by SSP/SP, with professional identity card OAB/SP nr. 239.515 and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; PAULA LOUREIRO BAETA SANTOS, Brazilian, single, lawyer, national identity card RG nr. 25.696.193-9, issued by DETRAN/RJ, with professional identity card OAB/RJ nr. 257.157 and enrolled at the Taxpayers Register CPF/MF under nr. 146.692.447-01; and JAQUELINE FARIAS GALVÃO, Brazilian, married, lawyer, national identity card RG nr. 54.658.210-2, issued by SSP/SP, with professional identity card OAB/SP nr. 501.932 and enrolled at the Taxpayers Register CPF/MF under nr. 479.242.238-86; with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by ULTRAPAR PARTICIPAÇÕES S.A., a publicly traded company registered in the corporate tax register (CNPJ/MF) under nr. 33.256.439/0001-39, with corporate headquarters at Brigadeiro Luís Antônio avenue, nr. 1.343, 9th floor, in the City and State of São Paulo (“Company”), in the Annual and Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m. (Brazil time), on April 16th, 2025 (“Meeting”), exclusively in digital form, for the specific purpose of representing the Principal at the Meeting and voting in strict conformity with the following guidance:

  In Annual General Shareholders’ Meeting:

  1)    Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31st, 2024, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

  2)    Allocation of net income for the fiscal year ended on December 31st, 2024.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

  3)    Establishment of the Management’s global compensation.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

123

  4)    With respect to the election of the Board of Directors, exercise the vote to the slate of members proposed by the current Board of Directors as instructed in the table below and, if the election is carried out through a multiple voting process, distribute the votes attributed to the shares held by the Grantor proportionally among all members of the slate.

  Independent candidates:

  Fabio Venturelli

  Flávia Buarque de Almeida

  Francisco de Sá Neto

  Jorge Marques de Toledo Camargo

  José Mauricio Pereira Coelho

  Marcelo Faria de Lima

  Vânia Maria Lima Neves

  Non-Independent Candidates:

  Marcos Marinho Lutz

  Peter Paul Lorenço Estermann

In favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

  5)    Establishment of the Management's global compensation

In favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

  In Extraordinary General Shareholders’ Meeting:

  1)    Resolution on the following amendments to the Company’s Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

a)	Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

124

b)	Approval of the Company's capital increase, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of article 5 of the Bylaws in force

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

c)	Approval of the amendment to the powers of the Company's Board of Directors, to provide more clarity and guidance on the topics related to transactions with related parties and indebtedness with third parties that do not require prior approval from Ultrapar's Board of Directors, without, however, changing the reference value and matters of operations that must be submitted to the board;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

d)	Approval of a change in the powers of the Company's Board of Directors, to adjust to the new governance of its main subsidiaries (Ultragaz, Ipiranga, Ultracargo), as widely disclosed to the market. With the new structure, the respective Boards of Directors will have the authority to approve the execution of shareholder agreements related to their business;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

  2)    Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

          Mark with an X in the box of your choice above.

  The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

  This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Meeting.

  The present instrument is valid until April 17, 2025.

  [month], [day], 2025.

  [Shareholder]

125

  Assembleia pendente de aprovação

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  Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/16/2025

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

  Instructions on how to cast your vote

  This ballot for the Annual General Meeting (“AGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/MF and CPF/MF respectively), as well as an email address for eventual contact.

  For this voting ballot to be valid and the votes cast included in the quorum for the AGM, the following instructions should be followed:

  •  The fields of this ballot should be completed accordingly;

  •  Every page in this ballot should be initialed;

  •  At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

  Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

  The ballot and other substantiating documents shall be filed at the Company in up to 4 days prior to the date of the AGM, that is by April 12, 2025.

  Any ballots received by the Company after that date shall be disregarded.

  The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

  Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

  The shareholder choosing to exercise their voting rights remotely may:

  A. Send the ballot directly to the Company

  For this purpose, they should submit the following documents:

  •   Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

  •  Copy of the following documents:

  Individuals:

  (i)  ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

  (ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

  Legal entities:

  (i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

  (ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

  (iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

  Investment funds:

  The shareholders constituted as investment funds shall deliver to the Company, within the term estipulated under item (a) above:

  (i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

  (ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

  (iii)   should the representative or attorney-in-fact be a legal entity, documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

  B. Exercising voting rights through service providers

  The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for

  DISTANCE VOTING BALLOT

  Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/16/2025 their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

  For further information, please see the AEGM Manual available in ri.ultra.com.br.

  Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

  Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910

  São Paulo/SP – Brazil

  To the attention of the Investor Relations Department

  E-mail: invest@ultra.com.br

  If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address by April 12, 2025.

  Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

  Banco Bradesco S.A

  Departamento de Ações e Custódia (Securities and Custody Department)

  Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco

  CEP (zip code) 06029-900

  Osasco/SP – Brazil

  Shareholder service channels:

  Telephone: 0800 701-1616

  Business days from 8:00 a.m. to 5:00 p.m (BRT)

  E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Annual General Meeting (AGM)

  [Eligible tickers in this resolution: UGPA3]

  1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2024, together with the report from the Independent Auditors and the opinion from the Fiscal Council

  [  ] Approve [  ] Reject [  ] Abstain

[Eligible tickers in this resolution: UGPA3] 2. Allocation of net income for the fiscal year ended December 31st, 2024 [ ] Approve [ ] Reject [ ] Abstain
[Eligible tickers in this resolution: UGPA3] 3. Establishment of the number of members to be elected to the Board of Directors [ ] Approve [ ] Reject [ ] Abstain

  [Eligible tickers in this resolution: UGPA3]

  Election of the board of directors by single group of candidates

  Chapa indicada pela administração

  Fabio Venturelli (Independente / Independent)

  Flávia Buarque de Almeida (Independente / Independent)

  Francisco de Sá Neto (Independente / Independent)

  Jorge Marques de Toledo Camargo (Independente / Independent)

  José Mauricio Pereira Coelho (Independente / Independent)

  Marcelo Faria de Lima (Independente / Independent)

  Marcos Marinho Lutz (Não-Independente / Non-Independent)

  Peter Paul Lorenço Estermann (Não-Independente / Non-Independent)

  Vânia Maria Lima Neves (Independente / Independent)

  DISTANCE VOTING BALLOT

  Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/16/2025

   4.    Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa indicada pela administração

  [  ] Approve [  ] Reject [  ] Abstain

  5.    If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

  [  ] Yes [  ] No [  ] Abstain

  6.    In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

  [  ] Yes [  ] No [  ] Abstain

  7.    View of all the candidates that compose the slate to indicate the cumulative voting distribution.

  Fabio Venturelli [              ] Approve [              ] Reject [              ] Abstain  /  [              ] %

  Flávia Buarque de Almeida [              ] Approve [              ] Reject [              ] Abstain / [              ] %

  Francisco de Sá Neto [              ] Approve [              ] Reject [              ] Abstain / [              ] %

  Jorge Marques de Toledo Camargo [              ] Approve [                            ] Reject [              ] Abstain / [              ] %

  José Mauricio Pereira Coelho [              ] Approve [              ] Reject [              ] Abstain / [              ] %

  Marcelo Faria de Lima [              ] Approve [                            ] Reject [              ] Abstain / [                            ] %

  Marcos Marinho Lutz [              ] Approve [              ] Reject [              ] Abstain  /  [              ] %

  Peter Paul Lorenço Estermann [              ] Approve [              ] Reject [              ] Abstain / [              ] %

  Vânia Maria Lima Neves [              ] Approve [              ] Reject [              ] Abstain / [              ] %

[Eligible tickers in this resolution: UGPA3] 8. Establishment of the Management‘s global compensation [ ] Approve [ ] Reject [ ] Abstain

  [Eligible tickers in this resolution: UGPA3]

  9. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).

  [  ] Yes [  ] No [  ] Abstain

[Eligible tickers in this resolution: UGPA3]

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  Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/16/2025

  10. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).

  [  ] Yes [  ] No [  ] Abstain

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

  Assembleia pendente de aprovação

  DISTANCE VOTING BALLOT

  Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/16/2025

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

  Instructions on how to cast your vote

  This ballot for the Extraordinary General Meeting (“EGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/MF and CPF/MF respectively), as well as an email address for eventual contact.

  For this voting ballot to be valid and the votes cast included in the quorum for the EGM, the following instructions should be followed:

  •  The fields of this ballot should be completed accordingly;

  •  Every page in this ballot should be initialed;

  •  At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

  Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

  The ballot and other substantiating documents shall be filed at the Company in up to 4 days prior to the date of the EGM, that is by April 12, 2025.

  Any ballots received by the Company after that date shall be disregarded.

  The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

  Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

  The shareholder choosing to exercise their voting rights remotely may:

  A. Send the ballot directly to the Company

  For this purpose, they should submit the following documents:

  •   Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

  •  Copy of the following documents:

  Individuals:

  (i)  ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

  (ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

  Legal entities:

  (i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

  (ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

  (iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

  Investment funds:

  The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

  (i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

  (ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

  (iii)   should the representative or attorney-in-fact be a legal entity, documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

  B. Exercising voting rights through service providers

  The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules fortransmission of the shareholder’s voting instructions.

  For further information, please see the AEGM Manual available in ri.ultra.com.br.

  DISTANCE VOTING BALLOT

  Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/16/2025

  Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

  Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910

  São Paulo/SP – Brazil

  To the attention of the Investor Relations Department

  E-mail: invest@ultra.com.br

  If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address by April 12, 2025.

  Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

  Banco Bradesco S.A

  Departamento de Ações e Custódia (Securities and Custody Department)

  Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco

  CEP (zip code) 06029-900

  Osasco/SP – Brazil

  Shareholder service channels:

  Telephone: 0800 701-1616

  Business days from 8:00 a.m. to 5:00 p.m (BRT)

  E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

  [Eligible tickers in this resolution: UGPA3]

  1. Ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders’

  Meeting held on January 31s t, 2014

  [  ] Approve [  ] Reject [  ] Abstain

  [Eligible tickers in this resolution: UGPA3]

  2. Approval of the increase in the Companys capital stock, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of Article 5 of the Bylaws currently in force

  [  ] Approve [  ] Reject [  ] Abstain

  [Eligible tickers in this resolution: UGPA3]

  3. Approval of the amendment to the powers of the Companys Board of Directors, as detailed in the Management Proposal disclosed to the market on this date, with the consequent amendment of the Companys Bylaws

  [  ] Approve [  ] Reject [  ] Abstain

[Eligible tickers in this resolution: UGPA3] 4. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above [ ] Approve [ ] Reject [ ] Abstain

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  Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/16/2025

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 14, 2025

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Shareholders’ Meeting Manual, Remote voting form – Annual General Shareholders’ Meeting and Remote voting form – Extraordinary Shareholders’ Meeting)